Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

August 25, 2013

among

GLOBECOMM SYSTEMS INC.,

WASSERSTEIN COSMOS CO-INVEST, L.P.

and

COSMOS ACQUISITION CORP.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of August 25, 2013 by and among Globecomm Systems Inc., a Delaware corporation (the “Company”), Wasserstein Cosmos Co-Invest, L.P., a Delaware limited partnership (“Parent”), and Cosmos Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary and the General Partner of Parent have approved and declared advisable this Agreement and the transactions contemplated by this Agreement, pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Wasserstein Partners III, LP, a Delaware limited partnership (the “Guarantor”), is entering into a guaranty in favor of the Company (the “Guaranty”) pursuant to which the Guarantor is guaranteeing certain obligations of each of Parent and Merger Subsidiary set forth in this Agreement; and

WHEREAS, the Company, Parent and Merger Subsidiary desire to make certain representations, warranties and covenants in connection with the transactions contemplated by this Agreement and to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Adjusted EBITDA” means net income before interest income, interest expense, provision for income taxes, depreciation, amortization expense, non-cash stock compensation expense, severance payments, earn-out fair value adjustments and expenses incurred or reimbursed by the Company in connection with the potential sale of the Company, including without limitation with respect to this Agreement and the transactions contemplated hereby all of which shall be computed in conformity with GAAP.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common (including common law as to equity) or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Capital Lease” means, with respect to any Person, all leases that are required under GAAP to be recorded as capitalized leases on such Person’s balance sheet, provided that for all purposes hereunder the amount of obligations under any Capital Lease will be the amount thereof accounted for as a liability in accordance with GAAP.

“Classified Contract” means any contract or agreement to which the Company or any of its Subsidiaries is a party to or bound by that may not be disclosed, identified, confirmed, acknowledged or otherwise revealed pursuant to the terms thereof or Applicable Law.

“Code” means the Internal Revenue Code of 1986.

“Communications Act” means the United States Communications Act of 1934.

“Company Acquisition Proposal” means any bona fide written offer or proposal for, or inquiry or indication of interest in (other than an offer, proposal, inquiry or indication of interest by Parent or Merger Subsidiary), a single transaction or series of transactions involving (i) any acquisition or purchase (whether direct or indirect, or by merger, consolidation, equity investment, joint venture or otherwise) of (y) assets that constitute or account for 15% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries or (z) 15% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute or account for 15% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Person beneficially owning (as beneficial ownership is determined pursuant to Rule 13d-3 of the 1934 Act) 15% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute or account for 15% or more of the consolidated revenue, net income or assets of the Company and its Subsidiaries, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute or account for 15% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of March 31, 2013 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2013.

“Company Balance Sheet Date” means the date of the Company Balance Sheet.

“Company Disclosure Schedule” means the disclosure schedule, dated the date hereof, regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Scheduled Contract” means each contract or agreement filed or required to be filed or incorporated by reference as an exhibit to the Company 10-K and any subsequent quarterly report on Form 10-Q pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act.

“Company Stock” means the common stock, $0.001 par value, of the Company.

“Company Stock Plans” means the 1997 Stock Incentive Plan, the Amended and Restated 2006 Stock Incentive Plan, the Telaurus 2009 Special Equity Incentive Plan and any other plan, agreement or arrangement providing for a right to acquire shares of Company Stock.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2012.

“Copyrights” has the meaning specified in the definition of “Intellectual Property Rights.”

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Domain Names” has the meaning specified in the definition of “Intellectual Property Rights.”

“Environmental Laws” means any Applicable Laws or any agreement with any Person relating to human health and safety, the environment or to any Hazardous Substance.

“Environmental Permits” means all permits, licenses, franchises, certificates, consents, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and relating to the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any trade or business (whether or not incorporated) which (i) together with such entity, would be treated as a single employer under Section 414 of the Code, or (ii) is under common control (within the meaning of Section 4001(b)(1) of ERISA) with such entity.

“Export Control Laws” means all statutory and regulatory import or export requirements, including under the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and associated executive orders, the Customs Regulations and associated executive orders, the Applicable Laws implemented and administered by the U.S. Department of State and/or the U.S. Department of the Treasury, including its Office of Foreign Assets Control, anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, and the equivalent Applicable Laws in any jurisdiction in which the Company or any of its Subsidiaries operates.

“FCC” means the United States Federal Communications Commission and any successor agency.

“FCC Applications” means all applications and other submissions necessary to request the FCC Consent.

“FCC Consent” means the grant by the FCC of its consent to the transfer of the controlling interest of each FCC License held by the Company or any of its Subsidiaries.

“FCC Final Order” means an action taken by the FCC with respect to each FCC Application (including action duly taken by the FCC’s staff, pursuant to delegated authority) which shall not have been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which no challenge, request for stay, petition for rehearing, appeal or certiorari or sua sponte action of the FCC with comparable effect shall be pending, and as to which the time for the FCC’s consideration of any such challenge, request, petition, appeal, certiorari or for the taking of any such sua sponte action by the FCC shall have expired or otherwise terminated.

“FCC License” means any FCC license, permit or other authorization issued by the FCC, including any temporary waiver or special temporary authorization and any renewals thereof or any transferable pending application therefor.

“FCC Licensee” means the Company or Subsidiary of the Company that holds the FCC Licenses.

“FCC Rules” means the rules, regulations and published policies of the FCC.

“GAAP” means generally accepted accounting principles in the United States in effect as of the applicable time, consistently applied through all relevant periods.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any agency, instrumentality or political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, without duplication, (i) all Indebtedness of such Person for borrowed money, (ii) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP, (iii) all obligations of such Person represented by notes, bonds, debentures or similar instruments, (iv) any obligation owed for all or any part of the deferred purchase price of property or services (excluding (a) any such obligations incurred under ERISA and (b) trade payables or other accounts payable incurred in the ordinary course of business), (v) all obligations of such Person under conditional sale or title retention agreements relating to property acquired by such Person, (vi) indebtedness referred to in clauses (i) through (v) above secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby has been assumed by that Person or is nonrecourse to the credit of that Person, (vii) the face amount of any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings, (viii) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the Indebtedness of another Person, (ix) all obligations of such Person in respect of any exchange-traded or over-the-counter derivative transaction, whether entered into for hedging or speculative purposes, and (x) “earn-outs,” purchase price adjustments, profit sharing arrangements, deferred purchase money amounts and similar obligations of any nature arising out of purchase and sale contracts to the extent any such item would be listed as a liability under GAAP.

“Intellectual Property Rights” means (i) all domestic and foreign copyrights, whether registered or unregistered, including all registrations and applications therefore, all moral rights, and all rights to register and obtain renewals and extensions of copyright registrations (“Copyrights”), (ii) all domestic and foreign patents (including certificates of invention and other patent equivalents), provisional applications, applications and patents issuing therefrom, whether registered or unregistered, and all inventions and improvements thereto and any division, continuation or continuation in part, reissue, extension, reexamination, substitution, certification, revival or renewal thereof (“Patents”), (iii) all domestic and foreign trademarks, trade dress, service marks, trade names, corporate names, logos, slogans, designs and any other indicia of source or sponsorship of goods or services related to the above, in any and all forms, whether registered or unregistered, and all registrations and applications therefore and all goodwill related to the foregoing (“Trademarks”), (iv) all domain names, whether registered or unregistered (“Domain Names”), (v) any trade secrets or rights in other confidential information, proprietary formulae, ideas, designs, know-how, methods, techniques, models, computer programs and software programs (including all source code, object code, firmware, programming tools and documentation), application programming interfaces, algorithms, vendor lists, customer lists, databases and compilations, including any and all data and collections of data, technology and all documentation and media constituting, describing or relating to the above, including memoranda, manuals, technical specifications and other records wherever created throughout the world (“Trade Secrets”), (vi) all applications and registrations for the foregoing, and (vii) the right to sue for past, present or future infringement and to collect and retain all damages and profits related to the foregoing.

“Intervening Event” means a material event, development or change in circumstances that occurs or arises after the date of this Agreement (other than a Superior Proposal or other Company Acquisition Proposal) that was not known by the Board of Directors of the Company on the date hereof (or, if known, the material consequences of which are not known by the Board of Directors of the Company as of the date hereof), which material event, development or change in circumstances or material consequence thereof becomes known to the Board of Directors of the Company prior to the Company Stockholder Meeting.

“IRS” means the Internal Revenue Service.

“knowledge” means, (i) with respect to the Company, the actual knowledge, after due inquiry, of the officers of the Company and its Subsidiaries set forth in Exhibit A and (ii) with respect to Parent, the actual knowledge, after due inquiry, of the individuals set forth on Exhibit A.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to either the Company or any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“LTM Adjusted EBITDA” means Adjusted EBITDA for the most recent 12 calendar months ending 30 days (or, if the final month in such 12-calendar month period is September, 45 days) or more prior to the Closing.

“Material Adverse Effect” means any effect, circumstance, change, event or development, individually or in the aggregate, that has (or have) had, or could reasonably be expected to have, a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, other than, in the case of any of the foregoing, any such effect, circumstance, change, event or development to the extent arising out of (A) changes in the financial or securities markets or general economic or political conditions (including governmental budgetary constraints) in the United States or any other market in which the Company or any of its Subsidiaries operate (including changes in interest rates or the availability of credit financing, changes in exchange rates and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter-market operating in the United States or any other market in which in which the Company or its Subsidiaries operate), (B) changes required by GAAP or changes required by the regulatory accounting requirements (or the interpretation thereof) applicable to the Company, or that result from any action taken for the purpose of complying with any such changes, (C) changes (including changes of Applicable Law) or conditions generally affecting the industries or markets in which the Company or any of its

Subsidiaries operate, (D) changes in national or international political conditions, including any engagement in, or disengagement from, hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any acts of war, sabotage or terrorism or natural disasters affecting the United States occurring prior to, on or after the date of this Agreement, (E) costs, fees or expenses incurred by the Company in connection with the process giving rise to this Agreement or the transactions contemplated hereby, (F) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, (G) a change in the trading prices or volume of the Company Stock, or (H) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company arising out of or related to this Agreement or the Merger; provided, however, that with respect to clauses (F), (G) and (H), the underlying reasons for the failure to meet such budgets, projections, forecasts or predictions of financial performance, for the change in the trading prices or volume of the Company Stock and for the legal proceedings may be considered if such underlying reasons do not arise of out any of the events set forth in clauses (A) through (E); provided, further, that with respect to clauses (A)-(D), such matter will only be excluded to the extent that it does not disproportionately affect the Company and its Subsidiaries as compared to similarly situated businesses operating in the same industry and geographic areas in which the Company and its Subsidiaries operate.

“Non-U.S. Plan” means any plan, fund (including any superannuation fund) or other similar program established or maintained outside the United States by the Company or any Subsidiary of the Company primarily for the benefit of employees of the Company or any Subsidiary of the Company residing outside the Unites States, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment and which plan is not subject to ERISA or the Code.

“Order” means any decree, order, judgment, injunction, temporary restraining order or other order in any Proceeding by, before or with any Governmental Authority.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries and used in the business of the Company and its Subsidiaries.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent Disclosure Schedule” means the disclosure schedule, dated the date hereof, regarding this Agreement that has been provided by Parent to the Company.

“Patents” has the meaning specified in the definition of “Intellectual Property Rights.”

“Permitted Liens” means (i) Liens specifically disclosed in the notes to the Company Balance Sheet, (ii) statutory, common or civil law Liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies arising or incurred in the ordinary course of business not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Company Balance Sheet, (iii) statutory Liens for Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings and for which accruals or reserves have been established on the Company Balance Sheet, (iv) Liens arising under sales contracts and equipment leases with third parties entered into in the ordinary course of business, and (v) Liens which do not materially detract from the value or materially interfere with any present or intended use of any property or assets of the Company or any of its Subsidiaries.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, association, joint venture, trust, Governmental Authority or other entity or organization.

“Related Party” means, with respect to a Person, any former, current or future stockholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent of such Person or any assignee of any of the foregoing.

“SEC” means the Securities and Exchange Commission.

“Software” has the meaning specified in the definition of “Intellectual Property.”

“Subsidiary” means, with respect to any Person, any other Person whose financial condition or results of operations are required by GAAP to be consolidated into the financial statements of the first Person.

“Target LTM Adjusted EBITDA” means $32 million until and including the 12-month period ending November 30, 2013.

“Tax” means (i) any and all federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, gross margins, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, (ii) liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, (iii) liability under any state abandonment or unclaimed property, escheat or similar law, and (iv) liability for the payment of any amounts of the type described in clauses (i), (ii) or (iii) of this definition as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person, including pursuant to any tax sharing or similar arrangement.

“Tax Return” means any report, return (including any information return), document, declaration, estimate, schedule, claims for refund, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax, including any schedule, return or attachment of an affiliated, combined or unitary group, request for extension of time in which to file any such report, return, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, or in connection with the administration, implementation or enforcement of or compliance with any law relating to any Tax.

“Trade Secrets” has the meaning specified in the definition of “Intellectual Property Rights.”

“Trademarks” has the meaning specified in the definition of “Intellectual Property Rights.”

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Warrants” means those certain Common Stock Purchase Warrants of the Company issued to former equity holders of Telaurus Communications, LLC covering 244,910 shares of Company Stock.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Acceptable Confidentiality Agreement	Section 6.03(b)
Adverse Company Recommendation Change	Section 6.03(a)
Agreement	Preamble
Certificates	Section 2.03(a)
CFIUS	Section 4.03
CFIUS Approval	Section 9.01(d)
Closing	Section 2.01(b)
Closing Date	Section 2.01(b)
Company	Preamble
Company Board Recommendation	Section 4.02(b)
Company Permits	Section 4.12(d)
Company Restricted Share	Section 2.04(b)
Company SEC Documents	Section 4.07(a)
Company Securities	Section 4.05(b)
Company Stockholder Approval	Section 4.02(a)
Company Stockholder Meeting	Section 6.02
Company Stock Option	Section 2.04(a)
Company Subsidiary Securities	Section 4.06(b)
Company Termination Fee	Section 11.04(b)(i)
Confidentiality Agreement	Section 6.04(c)
Continuing Employees	Section 7.03(a)
Credit Agreement	Section 4.06(b)
Debt Financing	Section 5.08(a)
Debt Financing Agreements	Section 7.05(a)
Debt Financing Commitment	Section 5.08(a)
D&O Insurance	Section 7.02(c)

Term	Section
Dissenting Shares	Section 2.05
DOJ	Section 8.02(a)
DSS	Section 8.02(e)
Effective Time	Section 2.01(c)
e-mail	Section 11.01
Employee Plan	Section 4.18(a)
Equity Financing	Section 5.08(a)
Equity Financing Commitment	Section 5.08(a)
Exchange Agent	Section 2.03(a)
Executive Order	Section 4.12(e)
Exon-Florio	Section 4.03
Expense Repayment	Section 11.04(b)(ii)
Financing	Section 5.08(a)
Financing Commitments	Section 5.08(a)
FCL	Section 8.02(e)
FINSA	Section 4.03
FOCI	Section 8.02(e)
FTC	Section 8.02(a)
Guaranty	Recitals
Guarantor	Recitals
Indemnification End Date	Section 7.02(a)
Indemnified Person	Section 7.02(a)
ITAR	Section 4.03
Material Contracts	Section 4.20(a)
Maximum Tail Premium	Section 7.02(c)
Measurement Date	Section 4.05(a)
Merger	Section 2.01(a)
Merger Consideration	Section 2.02(a)
Merger Subsidiary	Preamble
NISPOM	Section 4.03
Non-Recourse Party	Guaranty
Notice Period	Section 6.03(d)
OFAC	Section 4.12(e)
Option Consideration	Section 2.04(a)
Outside Date	Section 10.01(b)(i)
Parent	Preamble
Parent Employee Plan	Section 7.03(a)
Parent Reimbursement Amount	Section 6.05
Parent Termination Fee	Section 11.04(b)(ii)
Patriot Act	Section 4.12(e)
Preferred Stock	Section 4.05(a)
Proceeding	Section 4.13
Proposed Changed Terms	Section 6.03(d)
Proxy Statement	Section 4.10
Representatives	Section 6.03(a)

Term	Section
Required Information	Section 7.05(c)
Section 203	Section 4.23
Share Unit	Section 2.04(c)
Share Unit Payment	Section 2.04(c)
Station	Section 4.21
Stockholder Litigation	Section 8.09
Superior Proposal	Section 6.03(e)
Surviving Corporation	Section 2.01(a)
Uncertificated Shares	Section 2.03(a)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule, but not otherwise defined therein, will have the meaning as defined in this Agreement. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute will be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law will be deemed also to include any Applicable Law. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE 2

THE MERGER

Section 2.01. The Merger.

(a) At the Effective Time, Merger Subsidiary will merge (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary will cease, and the Company will be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. EDT in New York City at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036 two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(c) At the Closing, the Company will file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger will become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed upon by the parties hereto and specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time:

(a) Except as otherwise provided in Section 2.02(b) and Section 2.05, each share of Company Stock outstanding immediately prior to the Effective Time will be converted into the right to receive $14.15 in cash (the “Merger Consideration”), without interest. As of the Effective Time, all such shares of Company Stock will, by virtue of the Merger and without any action on the part of the holders thereof, no longer be outstanding and will cease to exist, and Certificates therefor will thereafter represent only the right to receive the Merger Consideration paid in accordance with Section 2.03, without interest, and the holders of Certificates or Uncertificated Shares which immediately prior to the Effective Time represented such Company Stock will cease to have any rights with respect to such Company Stock other than the right to receive, upon surrender of such Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.08) or Uncertificated Shares in accordance with Section 2.03, the Merger Consideration, without interest thereon, for each such share of Company Stock held by them.

(b) Each share of Company Stock held by the Company as treasury stock or owned by Parent or any Subsidiary of either the Company or Parent immediately prior to the Effective Time will be canceled, and no payment will be made with respect thereto.

(c) The aggregate number of shares of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time will be converted into and become that number of shares of common stock of the Surviving Corporation equal to the aggregate number of shares of Company Stock outstanding immediately prior to the Effective Time with the same rights, powers and preferences as the shares so converted and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03. Surrender and Payment.

(a) Prior to the Effective Time, Parent will appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). As of or prior to the Effective Time, Parent will deposit with, or cause to be deposited with, the Exchange Agent the aggregate Merger Consideration to be paid pursuant to Section 2.02. Promptly after the Effective Time (but not later than three Business Days after the Effective Time), Parent will send, or will cause the Exchange Agent to send, to each holder of shares of Company Stock as of the Effective Time a letter of transmittal (which will be in customary form and subject to the review and reasonable approval of the Company prior to the Effective Time) and instructions (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in effecting the surrender of Certificates or Uncertificated Shares in exchange for the Merger Consideration.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration will be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by such Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share will represent after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest will be paid or accrued on the cash payable upon the surrender or transfer of such Certificate or Uncertificated Share.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it will be a condition to such payment that (i) either such Certificate is properly endorsed or otherwise in proper form for transfer or such Uncertificated Share is properly transferred and (ii) the Person requesting such payment pays to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) All Merger Consideration paid upon the surrender of Certificates or transfer of Uncertificated Shares in accordance with the terms hereof will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock formerly represented by such Certificate or Uncertificated Shares. At the Effective Time, the stock transfer books of the Company will be closed and, after the Effective Time, there will be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they will be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the aggregate Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock nine months after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time may thereafter look only to Parent for payment of the Merger Consideration in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent will not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority will become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) Any portion of the aggregate Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.

(g) The Surviving Corporation will pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Stock for the Merger Consideration. The Surviving Corporation will also pay all transfer or other Taxes required to be paid as a result of the surrender of Certificates or the transfer of Uncertificated Shares in exchange for the Merger Consideration, except as otherwise provided by Section 2.03(c).

Section 2.04. Stock Options and Restricted Shares.

(a) Each outstanding option to purchase shares of Company Stock under any Company Stock Plan that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested (a “Company Stock Option”) will, by virtue of the Merger and without any action on the part of the holders thereof, be cancelled immediately prior to the Effective Time, and the holder thereof will, subject to Section 2.07, be entitled to receive, from the Surviving Corporation (and Parent will cause the Surviving Corporation to pay to such holder), an amount in cash equal to the product of (i) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Stock subject to such Company Stock Option, and (ii) the total number of shares of Company Stock subject to such Company Stock Option as in effect immediately prior to the Effective Time, with the aggregate amount of such payment rounded down to the nearest cent (the “Option Consideration”). The Option Consideration will be paid in a lump sum promptly after the Effective Time (but no later than ten Business Days after the Effective Time). As soon as practicable following the execution of this Agreement, the Company will provide written notice (a copy of which will be furnished to Parent not fewer than five Business Days prior to sending such written notice) to each Person who is a holder of Company Stock Options describing the treatment of and, if applicable, payment for such Company Stock Options pursuant to this Section 2.04(a) and providing instructions for obtaining payment for such Company Stock Options.

(b) For the avoidance of doubt, and without duplication, by virtue of the Merger, each restricted share of Company Stock which is outstanding immediately prior to the Effective Time (a “Company Restricted Share”) will vest, by virtue of the Merger and without any action on the part of the holders thereof, as of the Effective Time, and at the Effective Time, each Company Restricted Share will be deemed a share of Company Stock, subject to Section 2.07, and will be entitled to the Merger Consideration as set forth in this Article 2.

(c) Each award of a right under any Company Stock Plan (other than awards of Company Stock Options or Company Restricted Shares) entitling the holder thereof to shares of Company Stock or cash equal to or based on the value of Company Stock (a “Share Unit”) that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holders thereof, be cancelled and the holder thereof will, subject to Section 2.07, receive from the Surviving Corporation (and Parent will cause the Surviving Corporation to pay such holder) an amount in cash equal to the product of (i) the total number of shares of Company Stock underlying such Share Units and (ii) the Merger Consideration (the “Share Unit Payment”). As of the Effective Time, each holder of a Share Unit will cease to have any rights with respect thereto, except the right to receive the Share Unit Payment. The Share Unit will be paid in a lump sum promptly after the Effective Time (but no later than ten Business Days after the Effective Time); provided, however, in the event that such payment would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Share Unit, the payment will instead be made at the time specified in the applicable Company Stock Plan and related award document.

(d) Prior to the Effective Time, the Company will take all actions as are reasonably requested by Parent to assure that, upon consummation of the Merger, all Company Stock Options, Company Restricted Shares and Share Units are, without further action, cancelled and thereafter represent only the right (if applicable) to payment as herein provided and otherwise to give effect to the transactions contemplated by this Section 2.04.

Section 2.05. Dissenting Shares. Notwithstanding Section 2.02 and Section 2.03, shares of Company Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of Delaware Law (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) will not be converted into the right to receive the Merger Consideration but instead will be entitled to payment of the fair value of such shares in accordance with Section 262 of Delaware Law; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of Delaware Law or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of Delaware Law, such shares of Company Stock will be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.02(a), without interest thereon, upon surrender of such Certificate formerly representing such share (or affidavit of loss in lieu thereof in accordance with Section 2.08) or transfer of such Uncertificated Share, as the case may be. The Company will provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law that relates to such demand, and Parent will have the opportunity and right to participate in all negotiations and proceedings with respect to such demands under the applicable provisions of Delaware Law. Except with the prior written consent of Parent, given or withheld in its discretion, the Company will not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of Company Stock are changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares or stock dividend thereon with a record date during such period), the Merger Consideration and any other amounts payable pursuant to this Agreement will be appropriately adjusted.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent will be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08. Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may reasonably require, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company will be amended to read in its entirety as set forth in Exhibit B hereto and, as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with Delaware Law. Nothing in this Section 3.01 will affect in any way the indemnification and advancement obligations provided for in Section 7.02.

Section 3.02. Bylaws. At the Effective Time, the bylaws of the Company will be amended to be identical to the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended will be the bylaws of the Surviving Corporation until thereafter amended in accordance with Delaware Law. Nothing in this Section 3.02 will affect in any way the indemnification and advancement obligations provided for in Section 7.02.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Subsidiary at the Effective Time will be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except (a) as disclosed in any Company SEC Document filed prior to the Measurement Date, excluding any disclosures set forth in any section of a Company SEC Document entitled “risk factors” or constituting “forward-looking statements” and any other disclosures contained therein relating to information, factors or risks that are cautionary, predictive or forward-looking in nature, or (b) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02. Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers, and except for the required approval of the Company’s stockholders in connection with the adoption of this Agreement, have been duly authorized by all necessary corporate action on the part of the Company. Assuming the truth and accuracy of Parent’s representations and warranties in Section 5.05, the affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming that this Agreement is a valid and binding obligation of Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, and (iii) resolved, subject to Section 6.03(b), to recommend adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”), and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholder Meeting.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with the requirements of the FCC with respect to authorizations issued to the Company and its Subsidiaries, (iv) compliance with any applicable requirements of the 1934 Act and any other applicable state or federal securities laws, (v) compliance with any applicable requirements of the International Traffic in Arms Regulations (“ITAR”) and the Export Administration Regulations, including any notification requirements under ITAR, (vi) if required or requested by the Committee on Foreign Investment in the United States (“CFIUS”), the filing of a joint voluntary notice with CFIUS pursuant to Defense Production Act of 1950, as amended by the Exon-Florio Amendment (“Exon-Florio”) and the Foreign Investment and National Security Act of 2007 (“FINSA”), and receipt of CFIUS Approval as set forth in Section 8.02(c), (vii) compliance with any applicable requirements of the National Industrial Security Program Operating Manual (“NISPOM”) and satisfying any requirements imposed thereunder, and (viii) any other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.04. Non-contravention. Except as set forth in Section 4.04 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, and assuming the truth and accuracy of Parent’s representations and warranties in Section 5.05 and the receipt of the Company Stockholder Approval, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, or acceleration under any provision of, any Material Contract of the Company or any of its Subsidiaries, including any Company Scheduled Contract, or any material Company Permit, or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.05. Capitalization.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of the close of business on August 22, 2013 (the “Measurement Date”), (i) 23,845,038 shares of Company Stock were issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, (iii) 354,466 shares of Company Stock were subject to, and reserved for issuance under, outstanding Company Stock Options at a weighted-average exercise price of $7.81 per share (of which Company Stock Options to purchase an aggregate of 338,716 shares of Company Stock were exercisable), and (iv) 17,834 shares of Company Stock are issuable upon the vesting of Share Units. All outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to preemptive rights. Section 4.05 of the Company Disclosure Schedule sets forth, as of the Measurement Date, a complete and correct list of each outstanding Company Stock Option, Company Restricted Share and Share Unit, including the holder, date of grant, vesting schedule, number of shares of Company Stock subject thereto, and the exercise price therefor.

(b) Except (x) as set forth in this Section 4.05, (y) for the grant of options to purchase Company Stock and/or restricted shares of Company Stock permitted pursuant to Section 6.01(c)(i)(C), and (z) for changes since the Measurement Date resulting from the exercise of Company Stock Options outstanding on such date in accordance with the terms thereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities. Prior to the date hereof, all of the Warrants have either expired or been exercised.

(c) None of (i) the shares of capital stock of the Company or (ii) the Company Securities are owned by any Subsidiary of the Company.

(d) There have been no re-pricings of any Company Stock Options through amendments, cancellation and reissuance or other means during the current or prior two calendar years. None of the Company Stock Options, Company Restricted Shares or Share Units have been granted in contemplation of the Merger or the transactions contemplated by this Agreement. None of the Company Stock Options was granted with an exercise price below the fair market value on the date of grant. All grants of Company Stock Options were validly made and properly approved by the Company’s Board of Directors (or a duly authorized committee or subcommittee thereof) in compliance with all Applicable Law and all filings with the SEC required to be made with respect thereto have been made, and no such grants of Company Stock Options involved any “back dating,” “forward dating” or similar practices.

Section 4.06. Subsidiaries.

(a) Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Subsidiaries of the Company and their respective jurisdictions of organization. Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in Section 4.06(b) of the Company Disclosure Schedule, all of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly through another Subsidiary, free and clear of any Lien, other than Permitted Liens and other than Liens granted pursuant to that certain Credit Agreement, dated as of July 18, 2011, by and among the Company, Citibank, N.A., as administrative agent, and the lenders party thereto, as amended from time to time (the “Credit Agreement”), and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). All outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to preemptive rights. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) and (ii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07. SEC Filings; Compliance.

(a) The Company has timely filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since June 30, 2010 (collectively, together with any exhibits and schedules thereto or incorporated by reference therein and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment or superseding filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act or 1934 Act, as applicable.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1933 Act or 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, to the Company’s knowledge, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC with respect to the Company SEC Documents. As of the date of this Agreement, to the Company’s knowledge, none of the Company SEC Documents is the subject of any ongoing review by the SEC. None of the Company’s Subsidiaries is, or since June 30, 2010 has been, required to file periodic reports with the SEC pursuant to the 1934 Act.

(d) Since June 30, 2010, the Company has complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (ii) the applicable listing and corporate governance rules and regulations of The NASDAQ Global Market.

(e) The Company and its Subsidiaries maintain a system of disclosure controls and procedures (as defined in Rule 13a-15(e) under the 1934 Act) that are designed to provide reasonable assurance that material information relating to the Company and its Subsidiaries, required to be included in reports under the 1934 Act, is made known to the chief executive officer and chief financial officer of the Company by others within those entities. Neither the Company nor, to the Company’s knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. There is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. As of the date hereof, neither the Company nor any of its Subsidiaries has outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows and changes in stockholders’ equity for the periods then ended (subject to normal year-end audit adjustments, none of which is material, individually or in the aggregate, in nature or amount, in the case of any unaudited interim financial statements).

Section 4.09. No Undisclosed Liabilities. Except as set forth in Section 4.09 of the Company Disclosure Schedule, there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise other than: (a) liabilities or obligations to the extent reserved against or disclosed in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations that are not required to be reflected or reserved for on such balance sheet, or disclosed in the notes thereto, in each case prepared in accordance with GAAP; (c) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date; and (d) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement.

Section 4.10. Information Supplied. The proxy statement (including the letter to stockholders, notice of meeting and form of proxy and any other document incorporated or referenced therein), or any amendment or supplement thereto, to be sent to the Company stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) will not, at the time filed with the SEC, as of the date it or any amendment or supplement thereto is mailed to the stockholders of the Company or at the time of the Company Stockholder Meeting, contain any false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the 1934 Act and the rules and regulations thereunder. The representations and warranties contained in this Section 4.10 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein. If at any time prior to the Company Stockholder Meeting any fact or event relating to the Company or any of its Affiliates which should be set forth in an amendment or supplement to the Proxy Statement should be discovered by the Company or should occur, the Company will, promptly after become aware thereof, inform Parent of such fact or event.

Section 4.11. Absence of Certain Changes. Except as set forth in Section 4.11 of the Company Disclosure Schedule, since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted only in the ordinary course consistent with past practices and there has not been:

(a) any event, occurrence or development or state of circumstances or facts that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) with respect to any shares of capital stock of the Company, or any redemption, repurchase or other acquisition by the Company or any Subsidiary of any Company Securities or any Company Subsidiary Securities (other than in connection with the forfeiture or exercise of equity based awards, options and restricted stock in the Company or any Subsidiary in either case, in accordance with existing agreements or terms);

(c) any material change in any method of accounting or accounting practice by the Company or any Subsidiary, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act;

(d) (i) with respect to any director, officer or employee of the Company or any of its Subsidiaries whose annual base salary exceeds $250,000, (A) any grant of any new or any increase of any severance or termination pay (or any amendment to any existing severance pay or termination arrangement), (B) any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement), or (C) any increase in compensation, bonus or other benefits, except for increases in the ordinary course of business consistent with past practice, (ii) any increase in benefits payable under any existing severance or termination pay policies, or (iii) any establishment, adoption or amendment, except as required by Applicable Law, to any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement;

(e) any material Tax election made or changed, any material method of tax accounting adopted or changed, or any material Tax claim, audit or assessment settled or compromised; or

(f) any event that would constitute a breach of Section 6.01, if Section 6.01 applied since the Company Balance Sheet Date.

Section 4.12. Compliance with Laws.

(a) The Company and each of its Subsidiaries is and since June 30, 2010 has been in compliance with, and to the knowledge of the Company is not under formal investigation with respect to and has not been given written notice of any default or violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Each of the Company and each of its Subsidiaries (and, to the knowledge of the Company, each of their respective Representatives acting or purporting to act in such capacity) (i) has not used and is not using any corporate funds or other assets for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (ii) is, and at all times has been, in compliance with the Foreign Corrupt Practices Act of 1977 and any comparable foreign law or statute, (iii) has not established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties for the purposes set forth in clauses (i), (ii) or (iv), and (iv) has not made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature to any foreign or domestic government officials or employees.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since June 30, 2008, or, with respect to non-U.S. Subsidiaries, the later of June 30, 2008 and the date on which such non-U.S. Subsidiary was acquired by the Company or any of its Subsidiaries, the Company and each of its Subsidiaries is and has been in compliance with all U.S. and non-U.S. government export control requirements under the Export Control Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to any non-U.S. Subsidiaries, to the knowledge of the Company, between June 30, 2008 and the date on which such non-U.S. Subsidiary was acquired by the Company or any of its Subsidiaries, such non-U.S. Subsidiary was in compliance with all U.S. and non-U.S. government export control requirements under the Export Control Laws.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, findings of suitability and orders of or from a Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their respective assets and carry on their respective businesses as conducted as of the date hereof, including under Applicable Laws relating to export controls (including the FCC Licenses, the “Company Permits”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Company Permits are in full force and effect, none of the Company or its Subsidiaries is in default or violation of any such Company Permit, and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify in any material and adverse respect any Company Permit.

(e) To the extent applicable, the Company and its Subsidiaries are in compliance, in all material respects, with the (i) Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the “Patriot Act”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is, and to the Company’s knowledge no Affiliate, broker or other agent of the Company or any of its Subsidiaries is, (A) a Person that is listed in the annex to, or is otherwise subject to the provisions of Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), or any other applicable U.S. Treasury Department Office of Foreign Asset Control (“OFAC”) regulations, (B) a Person owned or controlled by, or acting on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order or any other applicable OFAC regulations, (C) a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order or other applicable OFAC regulations, or (D) a Person that is named as a “specially designated national” or “blocked person” on the most current list published by OFAC at its official website, currently available at www.treas.gov/offices/enforcement/ofac/ or any replacement website or other replacement official publication of such list. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company, no broker or other agent of the Company or any of its Subsidiaries (I) is a Person described in clauses (A)-(D) of the immediately preceding sentence, (II) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any such Person, (III) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order or other applicable OFAC regulations, or (IV) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Applicable Law relating to terrorism or money laundering.

Section 4.13. Litigation. Except as set forth in Section 4.13 of the Company Disclosure Schedule, there is no claim, action, arbitration suit, inquiry, investigation, review, hearing or proceeding (whether civil, criminal or administrative) (each, a “Proceeding”) pending against or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries, before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, (a) no officer or director of the Company or any of its Subsidiaries is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company or any of its Subsidiaries and (b) no such Proceeding is threatened in writing, in either case that would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any material settlement or Order.

Section 4.14. Properties.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Schedule, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all material property and material assets reflected on the Company Balance Sheet, or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, subject in each case to no Liens other than Permitted Liens.

(b) Section 4.14(b) of the Company Disclosure Schedule sets forth the address of each parcel of Owned Real Property. With respect to each parcel of Owned Real Property: (i) except as indicated on Section 4.14(b) of the Company Disclosure Schedule, the Company or one of its Subsidiaries has good and marketable fee simple title, free and clear of all Liens, except Permitted Liens; (ii) except as indicated on Section 4.14(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any material portion thereof, which right to use or occupy cannot be terminated on 30 days’ or less notice without material penalty; and (iii) there are no outstanding rights of first offer or rights of first refusal to purchase such Owned Real Property or any material portion thereof.

Section 4.15. Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Schedule lists all (i) registered Trademarks and pending applications for Trademarks, (ii) Domain Names, (iii) issued Patents and pending applications for Patents, and (iv) registered Copyrights and pending applications for

Copyrights, in each case, owned by either the Company or any of its Subsidiaries, indicating with respect to all items listed in the foregoing subclauses (i), (iii) and (iv), where applicable, the jurisdiction in which each of the items has been applied for, issued or registered, the application/registration number and the current owner of record.

(b) Patents. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) All of the issued Patents and pending applications for Patents of the Company and each of its Subsidiaries are, as of the date hereof, in compliance with all filing and fee requirements of the applicable Governmental Authority.

(ii) No Patent of either the Company or any of its Subsidiaries has been or is, as of the date hereof, involved in any interference, reissue or reexamination proceeding and, to the knowledge of the Company, no such action is threatened with respect to any of the Patents of the Company or any of its Subsidiaries.

(iii) No Patent of the Company or any of its Subsidiaries is, as of the date hereof, alleged to infringe any Patent of any Person, and to the knowledge of the Company, no Patent of the Company or any of its Subsidiaries is, as of the date hereof, being infringed.

(c) Trademarks. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) All registered Trademarks, and pending applications for Trademarks of the Company and each of its Subsidiaries are, as of the date hereof, in compliance with all filing and fee requirements of the applicable Governmental Authority.

(ii) No Trademark of the Company or any of its Subsidiaries is, as of the date hereof, involved in any opposition, infringement, cancellation or other proceeding and, to the knowledge of the Company, no such proceeding is, as of the date hereof, threatened with respect to any of the Trademarks of the Company or any of its Subsidiaries.

(iii) No Trademark of the Company or any of its Subsidiaries is, as of the date hereof, alleged to infringe, misappropriate or otherwise violate any Trademark of any other Person, and to the knowledge of the Company, no Trademark of the Company or any of its Subsidiaries is, as of the date hereof, infringed, misappropriated or otherwise violated.

(d) Copyrights. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) No Copyright of the Company or any of its Subsidiaries is, as of the date hereof, the subject of any proceeding and, to the knowledge of the Company, no such proceeding is, as of the date hereof, threatened with respect to any Copyright of the Company or any of its Subsidiaries.

(ii) No Copyright of the Company or any of its Subsidiaries is, as of the date hereof, alleged to infringe, misappropriate or otherwise violate any Copyright of any other Person, and to the knowledge of the Company, no Copyright of the Company or any of its Subsidiaries is, as of the date hereof, infringed, misappropriated or violated.

(e) Domain Names. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) All registered Domain Names of the Company and each of its Subsidiaries are, as of the date hereof, in compliance with all filing and fee requirements of the applicable registry.

(ii) No Domain Name of the Company or any of its Subsidiaries is, as of the date hereof, the subject of any dispute resolution or other proceeding and, to the knowledge of the Company, no such proceeding is, as of the date hereof, threatened with respect to any Domain Name of the Company or any of its Subsidiaries.

(f) General.

(i) The Company and its Subsidiaries are the sole owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights, free and clear of any Liens other than Permitted Liens. The Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all the material Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted. The consummation of the transactions contemplated by this Agreement will not materially impair or terminate any Owned Intellectual Property Rights or, to the knowledge of the Company, any material Licensed Intellectual Property Rights.

(ii) None of the Owned Intellectual Property Rights has been adjudged invalid or unenforceable in whole or part, and, to the knowledge of the Company, all such Owned Intellectual Property Rights are valid and enforceable.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps to comply with privacy and similar Applicable Laws and maintain the confidentiality of trade secrets, personal, sensitive or similar customer information owned by them or in their custody, and to protect and preserve through the use of customary non-disclosure agreements and other reasonable measures the confidentiality of all confidential information that is owned or held by the Company and its Subsidiaries and used in the conduct of their respective businesses. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, such confidential information has not been used, disclosed to, stolen or discovered by any Person, except as permitted pursuant to valid non-disclosure agreements which have not been breached.

Section 4.16. Taxes.

(a) All Tax Returns required to be filed by the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true and complete in all material respects.

(b) The Company and each of its Subsidiaries have paid all material Taxes that have become due and payable, except for such Taxes that are being contested in good faith or for which the Company has established reserves in accordance with GAAP. The Company and each of its Subsidiaries have withheld and remitted all material Taxes required to have been withheld and remitted in connection with amounts paid to any employee, independent contractor or other third party.

(c) Neither the Company nor any of its Subsidiaries has granted an extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect.

(d) Except as set forth in Section 4.16(d) of the Company Disclosure Schedule, there is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material Tax.

(e) There are no Liens for material Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(f) (i) Neither the Company nor any of its Subsidiaries is a party to or is bound by any tax-sharing agreement (other than such an agreement exclusively between or among the Company and its Subsidiaries), (ii) neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), and (iii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(g) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h) Since the date that is five years prior to the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction described in or intended to be governed by Section 355 of the Code.

For the avoidance of doubt, the representations and warranties made in this Section 4.16 and Section 4.08, Section 4.09, Section 4.11(e) and Section 4.18 are the only representations and warranties made by the Company with respect to Taxes.

Section 4.17. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, is threatened by any Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law;

(ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; and (iii) there are no liabilities or obligations of the Company or any Subsidiary (or any of their respective predecessors) of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and, to the knowledge of the Company, there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation.

Section 4.18. Employee Benefit Plans.

(a) Section 4.18(a) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other material forms of incentive or deferred compensation, vacation benefits, health or medical benefits, employee assistance program, profit sharing, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any obligation to contribute.

(b) With respect to each Employee Plan, to the extent applicable, the Company has furnished or made available to Parent (i) the plan, (ii) the trust agreement, (iii) the summary plan description, (iv) the most recent annual report on Form 5500, and (v) the most recent determination letter.

(c) Neither the Company nor any ERISA Affiliate nor any predecessor thereof has or had any liability in respect of any Employee Plan or similar arrangement under Title IV of ERISA and no condition exists that could reasonably be expected to subject the Company or any ERISA Affiliate to any liability under Title IV of ERISA or any liability under any multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter in the case of a prototype or volume submitter plan), or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and nothing has occurred that could reasonably be expected to cause such determination letter to be revoked or not be reissued. Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with the requirements prescribed by Applicable Law.

(e) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code or other Applicable Law.

(f) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, an Employee Plan which would significantly increase the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended June 30, 2012.

(g) All contributions due under each Employee Plan have been paid when due or properly accrued on the Company’s consolidated financial statements.

(h) There is no Proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan.

(i) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could reasonably be expected to, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former director, employee or independent contractor of the Company or any of its Subsidiaries, or result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iii) result in any amount failing to be deductible by reason of Sections 280G or 162(m) of the Code.

(j) No Employee Plan provides any individual with a “gross up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code. To the knowledge of the Company, with respect to each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such Employee Plan have at all times since January 1, 2009 been in compliance with, and (ii) such Employee Plan has, at all times while subject to Section 409A of the Code, been operated in compliance with, Section 409A of the Code and applicable guidance thereunder.

(k) Neither the Company nor any Subsidiary of the Company has incurred any obligation in connection with the termination of or withdrawal from any Non-U.S. Plan. The present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Plan, determined as of the end of the Company’s most recently ended fiscal year on a the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Non-U.S. Plan allocable to such benefit liabilities.

Section 4.19. Labor.

(a) To the extent any Person is employed or engaged by the Company or any of its Subsidiaries as an independent contractor or leased employee (leased from another employer), the Company or applicable Subsidiary has properly classified such Person, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Any current employee classified as exempt from overtime wages has been properly classified as such by the Company or applicable Subsidiary, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries has any labor contracts or collective bargaining agreements with any Persons employed by the Company or any of its Subsidiaries or any Persons otherwise performing services primarily for the Company or any of its Subsidiaries, and no employee of the Company or any of its Subsidiaries is covered by any such contracts or agreements. Since June 30, 2011, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any work stoppage or labor strike against the Company or any of its Subsidiaries by employees.

(c) To the knowledge of the Company, no labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification other than as has been disclosed by the Company to Parent. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any foreign equivalent and, to the knowledge of the Company, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any foreign equivalent, or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement, in each case except as would not, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.20. Material Contracts.

(a) For the purposes of this Agreement, a “Material Contract” means, with respect to the Company or any of its Subsidiaries, any contract or agreement to which the Company or any of its Subsidiaries is a party to or bound by:

(i) any lease of real or personal property (other than Intellectual Property) providing for annual rental payments of $500,000 or more;

(ii) any contract or agreement requiring aggregate annual payments to be made by the Company or any of its Subsidiaries in excess of $1,000,000;

(iii) any Company Scheduled Contract;

(iv) any contract or agreement involving the Company’s customers listed on Section 4.20(a)(iv) of the Company Disclosure Schedule;

(v) any contract or agreement containing any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person which would apply to Parent or any of its Subsidiaries (other than Merger Subsidiary) following the Effective Time;

(vi) any contract or agreement that (A) provides for or relates to Indebtedness of the Company or its Subsidiaries, including letters of credit (other than any Indebtedness between or among any of the Company and any of its wholly owned

Subsidiaries), (B) grants a material Lien, other than a Permitted Lien, on any material property or material asset of the Company or its Subsidiaries that will not be released prior to the Effective Time, (C) restricts the granting of Liens, other than Permitted Liens, on any material property or material asset of the Company or its Subsidiaries or the incurrence or guaranteeing of any Indebtedness, (D) provides for or relates to any material interest, currency or hedging, derivatives or similar contracts or arrangements, or (C) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(vii) any contract or agreement for the employment of any director of the Company or any Subsidiary or any officer or employee of the Company or any Subsidiary whose annual base salary exceeds $250,000, except for any contract or agreement for the employment of any such Person outside of the United States of America in accordance in all material respects with standard industry practices;

(viii) any contract or agreement that expressly limits the right of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, where enforcement of such limitation would be material to the Company and its Subsidiaries, taken as a whole;

(ix) any contract or agreement pursuant to which the Company or any Subsidiary is a lessor or lessee, or sub-lessor or sub-lessee, of any real property or of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving, in each case, in excess of $2,000,000;

(x) any joint venture contract or agreement or any other agreement that involves a sharing of profits, cash flows, expenses or losses with other Persons and, in each case, is material to the business as presently conducted by the Company or any of its Subsidiaries; and

(xi) any contract or agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise), other than this Agreement, pursuant to which any material earn-out, deferred or contingent payment or indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties that survive indefinitely or for periods equal to a statute of limitations).

(b) Section 4.20(b) of the Company Disclosure Schedule lists all Material Contracts other than Company Scheduled Contracts and other than Classified Contracts. True and complete copies of all Material Contracts (including all material amendments, supplements and waivers thereto), other than Classified Contracts, have been made available to Parent.

(c) Except for breaches, violations or defaults which would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, (i) each of the Material Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

(d) Except as set forth in Section 4.20(d) of the Company Disclosure Schedule, as of June 30, 2013, no Classified Contracts providing for the provision of products and/or services by the Company or any Subsidiary prohibited the assignment of contract payments under the Assignment of Claims Act of 1940, as amended (31 U.S.C. 3727, 41 U.S.C. 15), or required permission from the Governmental Authority contracting officer prior to making any assignment of contract payments under the Assignment of Claims Act of 1940.

(e) Except for breaches, violations or defaults which would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, (i) each of the Classified Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge, any other party to a Classified Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Classified Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Classified Contract. No party to any of the Classified Contracts has exercised any termination rights with respect thereto or provided the Company or any of its Subsidiaries with any notice that it intends to exercise any termination rights with respect thereto, whether as a result of the transactions contemplated hereby or otherwise, and the Company does not have any reason to believe that any such termination right will be exercised in connection with the transactions contemplated hereby.

Section 4.21. FCC Matters.

(a) Section 4.21(a)(i) of the Company Disclosure Schedule contains a true and complete list of (i) all FCC Licenses, including antenna structure registrations of towers owned by the Company and each of its Subsidiaries, (ii) all licensees with respect to such FCC Licenses, and (iii) the stations to which such FCC Licenses apply (each, a “Station”). The Company has made available true, correct and complete copies of the FCC Licenses to Parent, including any and all amendments and modifications thereto. The FCC Licenses are validly held by the FCC Licensees. The FCC Licenses have been issued for the full terms customarily issued by the FCC for each class of Station, and the FCC Licenses are not subject to any condition except for those conditions appearing on the face of the FCC Licenses and conditions disclosed in Section 4.21(a)(ii) of the Company Disclosure Schedule.

(b) Section 4.21(a)(ii) of the Company Disclosure Schedule contains a true and complete list of all applications submitted by the Company or any of its Subsidiaries pending before the FCC relating to the operation of their respective businesses.

(c) The Company and its Subsidiaries have operated in compliance with the Communications Act and the FCC Licenses in all material respects, the Company and its Subsidiaries have timely filed all registrations and reports required to have been filed with the FCC and have paid all FCC regulatory fees due in respect to each Station. Neither the Company, nor any of its Subsidiaries, has entered into a tolling agreement or otherwise waived any statute of limitations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding.

(d) The FCC Licensees are qualified under the Communications Act to assign the FCC Licenses to Buyer. To the knowledge of the Company, there are no facts or circumstances relating to the Stations, the Company or any of its Subsidiaries, which would reasonably be expected to (i) result in the FCC’s denial of the FCC Applications or refusal to grant the FCC Consent or otherwise disqualify Parent or Merger Subsidiary, (ii) materially delay the obtaining of the FCC Consents or (iii) cause the FCC to impose any material condition on its granting of the FCC Consents; provided, however, that the Company makes no representations or warranties relating to Parent or Merger Subsidiary. The Company has no reason to believe that the FCC Applications might be challenged or might not be granted by the FCC in the ordinary course due to any fact or circumstance relating to the Company, any of its Subsidiaries or the Company’s or any of its Subsidiaries’ operation of the Stations; provided, however, that the Company makes no representations or warranties relating to Parent or Merger Subsidiary.

Section 4.22. Interested Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company’s filings with the SEC, since June 30, 2012, no “related person” (as such term is defined under Item 404 of Regulation S-K) is party to any contract or agreement with or binding upon the Company or any Subsidiary that is the type that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

Section 4.23. State Takeover Statutes. Assuming the truth and accuracy of Parent’s representations and warranties in Section 5.05, the Company has taken all action necessary so that the restrictions on “business combinations” otherwise applicable under Section 203 of Delaware Law (“Section 203”) do not apply to this Agreement, the Merger and the other transactions contemplated hereby and thereby, and, accordingly, no such restrictions nor other anti–takeover or similar statute or regulation applies or purports to apply to any such transactions. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti–takeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.24. Finders’ Fees. Except as set forth in the written engagement letter between the Company and Needham & Company, LLC, dated January 11, 2013, provided to Parent prior to the date hereof, which prior to the Closing will be amended as described in Section 4.24 of the Company Disclosure Schedule, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.25. Opinion of Financial Advisor. The Board of Directors of the Company has received an opinion of Needham & Company, LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair to the holders of Company Stock (other than Parent or any Subsidiary thereof and other than holders of Dissenting Shares) from a financial point of view.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Parent is a limited partnership duly formed, validly existing and in good standing under the laws of the Delaware. Merger Subsidiary is an indirect wholly owned Subsidiary of Parent and is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

Section 5.02. Corporate Authorization.

(a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the limited partnership or corporate powers of Parent and Merger Subsidiary, respectively, and, except for the adoption of this Agreement by the sole stockholder of Merger Subsidiary, have been duly authorized by all necessary limited partnership or corporate action on the part of Parent and Merger Subsidiary. Assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law).

(b) The Board of Directors of Merger Subsidiary has approved and declared advisable this Agreement and the transactions contemplated hereby and resolved to recommend adoption of this Agreement by the sole stockholder of Merger Subsidiary, and directed that such matter be submitted for consideration by the sole stockholder of Merger Subsidiary.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1934 Act and any other applicable state or federal securities laws, (iv) compliance with the requirements of the FCC with respect to Station authorizations issued to the Company and its Subsidiaries, (v) compliance with any applicable requirements of ITAR and the Export Administration Regulations, including any notification requirements under ITAR, (vi) if required or requested by CFIUS, the filing of a joint voluntary notice with CFIUS pursuant to Exon-Florio and FINSA, and receipt of CFIUS Approval as set forth in Section 8.02(c), (vii) compliance with NISPOM and satisfying any requirements imposed thereunder, and (viii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or equivalent governing documents) of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, and adoption of this Agreement by the sole stockholder of Merger Subsidiary, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, or acceleration under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement.

Section 5.05. Ownership of Company Stock. At no time prior to the date hereof did Parent or Merger Subsidiary “own” (as defined in Section 203) any shares of Company Stock.

Section 5.06. Information Supplied. The information provided by Parent, Merger Subsidiary or any of their respective Affiliates or Representatives to the Company or its Representatives (“Parent Information”) for inclusion in the Proxy Statement will not, at the time filed with the SEC, as of the date it or any amendment or supplement thereto is mailed to the stockholders of the Company or at the time of the Company Stockholder Meeting, contain any false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting which has become false or misleading. The representations and warranties contained in this Section 5.06 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein. If at any time prior to the Company Stockholder Meeting any fact or event relating to Parent or any of its Affiliates which should be set forth in an amendment or supplement to the Proxy Statement should be discovered by Parent or should occur, Parent will, promptly after become aware thereof, inform the Company of such fact or event. Any Parent Information that relates to the ownership, control and management of Parent, Merger Subsidiary and their respective Affiliates, including information relating to foreign ownership, which is provided for use in creating the materials to be provided (after giving effect to all supplements and updates thereto provided to the Company or its Representatives) (i) to DSS pursuant to Section 8.02(e) will, to Parent’s knowledge, be true, complete and correct and (ii) to the FCC pursuant to Section 8.10 will, to Parent’s knowledge, be true, complete and correct.

Section 5.07. Litigation. There is no Proceeding pending against, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement.

Section 5.08. Parent Financial Capability.

(a) Parent has delivered to the Company true and complete copies of (i) a fully executed commitment letter, dated as of August 25, 2013, by and between Highbridge Principal Strategies, LLC and Merger Subsidiary (the “Debt Financing Commitment”), including the term sheets attached thereto, and a customarily redacted fee letter related to such Debt Financing Commitment, pursuant to which the lenders set forth therein have agreed to lend, subject to the conditions contained therein, the amounts set forth therein (the “Debt Financing”), and (ii) a fully executed Equity Financing Commitment, dated as of August 25, 2013, by and between Wasserstein Partners III, LP and Parent (the “Equity Financing Commitment” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which the Sponsor (as defined therein) has committed to invest, subject to the conditions contained therein, the amount set forth therein (the “Equity Financing” and together with the Debt Financing, and each for the purposes of consummating the transactions contemplated by this Agreement, the “Financing”).

(b) Except as set forth on Section 5.08(b) of the Parent Disclosure Schedule, the Financing Commitments and the fee letter referenced in the Debt Financing Commitment are the only agreements entered into by Parent or any Affiliate of Parent with respect to the Financing and there are no side letters or other oral or written agreements, arrangements or understandings relating to the funding of the full amount of the Financing. None of the Financing Commitments has been amended or modified except to the extent permitted by this Agreement, and, as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect, and, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default thereunder; provided, however, that Parent is not making any representation or warranty regarding the effect of (i) any inaccuracy in the representations and warranties set forth in Article 4 or (ii) the failure of the Company to comply with any covenant herein. As of the date of this Agreement, the Financing Commitments are in full force and effect and are legal, valid and binding obligations of Parent and the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding at equity or at law). All commitment fees and other fees required to be paid pursuant to each of the Financing Commitments have been paid in full or will be duly paid in full when due. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Financing

Commitments, when funded in accordance therewith, will, together with cash and cash equivalents of the Company, be sufficient for Parent and the Surviving Corporation to pay the aggregate Merger Consideration, the Option Consideration, amounts necessary to repay all outstanding amounts under the Credit Agreement and all payments, fees and expenses related to or arising out of the transactions contemplated by this Agreement. Assuming the satisfaction of the conditions set forth in Section 9.01 and 9.02, as of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Subsidiary at the Closing as contemplated in the Financing Commitments.

(c) Neither Parent nor Merger Subsidiary is, as of the date hereof, aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in any Financing Commitment inaccurate in any material respect or that would cause the commitments provided in any Financing Commitment to be terminated or ineffective or any of the conditions contained therein not to be met.

Section 5.09. Operations of Merger Subsidiary. Merger Subsidiary has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Subsidiary will not engage in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

Section 5.10. Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligations to consummate the Merger as set forth herein and (b) the accuracy, in all material respects, of the representations and warranties of the Company set forth in Article 4 hereof, (i) immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Parent or any of its Affiliates in order to effect the transactions contemplated by this Agreement, the Surviving Corporation will, as of such date, be able to pay its debts as they become due and will own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature, and (ii) immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Parent or any of its Affiliates in order to effect the transactions contemplated by this Agreement, the Surviving Corporation will not have, as of such date, unreasonably small capital to carry on its business. Neither Parent nor Merger Subsidiary is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or the Surviving Corporation.

Section 5.11. Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Guaranty executed by the Guarantor, in favor of the Company, with respect to certain matters, including guaranteeing certain obligations of Parent and Merger Subsidiary, respectively, in connection with this Agreement, subject to the terms and conditions set forth therein. With respect to the Guaranty, (a) the Guarantor has the requisite limited partnership power and authority to execute, deliver and perform the Guaranty, (b) the execution, delivery and performance by the Guarantor of the Guaranty has been duly authorized by all necessary limited partnership action on the part of the Guarantor, (c) the Guaranty has been duly and validly executed and delivered by the Guarantor and constitutes a valid and legally binding agreement of it, enforceable against the Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law), (d) the execution, delivery and performance by the Guarantor of the Guaranty require no action by or in respect of, or filing with, any Governmental Authority, (e) the execution, delivery and performance by the Guarantor of the Guaranty do not and will not (i) violate the organizational documents of the Guarantor or (ii) violate any Applicable Law, and (f) the Guarantor has the financial capacity to pay and perform its obligations under the Guaranty, and all funds necessary for the Guaranty to fulfill its obligation under the Guaranty will be available to the Guarantor for so long as the Guaranty remains in effect.

Section 5.12. Agreements with Company Stockholders, Directors or Management. As of the date hereof, neither Parent or Merger Subsidiary nor any of their respective Affiliates is a party to any contract or agreement, or has any oral or written agreement, arrangement or understanding, with any member of the Company’s management, or any director or stockholder of the Company that relate in any way to this Agreement or the transactions contemplated by this Agreement.

Section 5.13. Access to Information; Disclaimer. Each of Parent and Merger Subsidiary acknowledges and agrees that it (a) has had an opportunity to discuss the business and affairs of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the electronic dataroom maintained on behalf of the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on the accuracy or completeness of material provided by the Company or on (and there is not) any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article 4 of this Agreement and that all other representations and warranties are specifically disclaimed.

Section 5.14. Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Subsidiary, Parent and Merger Subsidiary have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and its and their businesses and operations. Parent and Merger Subsidiary hereby acknowledge that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, (b) Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and Parent and Merger Subsidiary are not relying on such estimates, projections, forecasts and other forward-looking statements, or such business plans (provided, however, that the foregoing representation in this clause (b) will in no event be deemed breached if such estimates, projections, forecasts and other forward-looking statements were not prepared by management of the Company in good faith based on what they believed to be the best information then reasonably available to management), and (c) Parent and Merger Subsidiary will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, with respect thereto, except for actual fraud. Accordingly, Parent and Merger Subsidiary hereby acknowledge that, except as otherwise set forth in this Agreement, none of the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans). Nothing in this Section 5.14 will impair (or be construed to impair) the rights of Parent and Merger Subsidiary in respect of any of the representations and warranties in Article 4 or any covenant or agreement of the Company contained in this Agreement.

Section 5.15. FCC Qualification. Subject to the receipt of the FCC Consents and the related FCC Final Orders, Parent and Merger Subsidiary are legally, financially and otherwise qualified under the Communications Act and the FCC Rules to acquire controlling interest of the FCC Licenses to operate the business as presently conducted by the Company and its Subsidiaries. Subject to the receipt of the FCC Consents and the related FCC Final Orders, to the knowledge of Parent, there are no facts that would, under Applicable Law and the existing FCC Rules, disqualify Parent or Merger Subsidiary as an assignee of the FCC Licenses or to operate the business as presently conducted by the Company and its Subsidiaries. To the knowledge of Parent, no waiver of or exemption from the Communications Act or any FCC Rule is necessary for any FCC Consent or related FCC Final Order to be obtained.

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, the Company will, and will cause each of its Subsidiaries to, except as contemplated by this Agreement, as set forth in the Company Disclosure Schedule or as required by Applicable Law, or unless Parent otherwise consents in writing (which consent will not be unreasonably withheld, conditioned or delayed), conduct its business in the ordinary course consistent with past practice and, to the extent consistent with and not in violation of any other provisions of this Section 6.01, the Company will use commercially reasonable efforts to (i) preserve substantially intact its present business organization, (ii) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations (including the Company Permits), (iii) keep available the services of its directors, officers and key employees, and (iv) subject to the right of contract parties to exercise applicable rights, maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except as (i) otherwise required by this Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule, (iii) required by Applicable Law, or (iv) Parent may otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed with respect to clauses (e), (g), (h), (i), (j), (m), (n) and (o) and clause (u) with respect to each of the foregoing clauses), the Company will not, nor will it permit any of its Subsidiaries to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents;

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends paid by a direct or indirect wholly owned Subsidiary of the Company to the Company or to any of the Company’s other direct or indirect wholly owned Subsidiaries, or (iii) other than with respect to Company Restricted Shares forfeited in accordance with their terms, redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any shares of capital stock of any Subsidiary that is not wholly owned;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of such options on the date of this Agreement, (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company, and (C) options to purchase Company Stock, restricted shares of Company Stock and other stock-based compensation granted in the ordinary course of business consistent with past practice but in any event not in excess of an aggregate of 10,000 restricted shares of Company Stock granted at the discretion of the Company’s Board of Directors or any committee thereof and an aggregate of 18,000 restricted shares of Company Stock to be granted to non-management members of the Company’s Board of Directors pursuant to the provisions of the Company’s Amended and Restated 2006 Stock Incentive Plan in the event that the annual meeting of the Company’s stockholders occurs prior to the Effective Time, or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, in excess of $6,000,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, in each case, other than licenses of Licensed Intellectual Property Rights, inventory, supplies, equipment and other similar items in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice;

(f) dispose of, sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses other than in the ordinary course of business consistent with past practice; provided, however, that the foregoing will not prohibit the Company and its Subsidiaries from (i) disposing of, selling, leasing or otherwise transferring obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice, or (ii) licensing Owned Intellectual Property Rights in the ordinary course of business consistent with past practice;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of the Company, (ii) advances of travel and other out-of-pocket expenses to directors, officers and employees in the ordinary course of business consistent with past practices, and (iii) advancement of expenses pursuant to the certificate of incorporation or bylaws (or equivalent governing documents) of, or indemnification agreements entered into at or prior to the date of this Agreement by, the Company or any of its Subsidiaries;

(h) create, incur or assume any Indebtedness or guarantees thereof, other than the incurrence or assumption of Indebtedness under existing revolving credit facilities of the Company or pursuant to bid or performance bonds, each in the ordinary course of business consistent with past practices;

(i) enter into, renew, amend or modify in any material respect or terminate any Material Contract or enter into any other contract that would require the Company or any of its Subsidiaries to pay or receive in excess of $2,000,000 in any 12-month period, or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries thereunder; provided, however, that the foregoing will not prevent or preclude the Company or any of its Subsidiaries from (i) negotiating and/or renewing in the ordinary course of business consistent with past practice any Material Contracts which expire upon their terms, (ii) subject to Section 6.01(o), entering into any customer or supplier contracts or agreements in the ordinary course of business consistent with past practice, regardless of whether or not any such contract or agreement would constitute a Material Contract if it had been entered into as of the date hereof, as long as such contract or agreement would not require the Company or any of its Subsidiaries to pay or receive in excess of $5,000,000 in any 12-month period, (iii) amending or modifying any Material Contract in the ordinary course of business consistent with past practice as long as such amendment or modification does not require the Company or any of its Subsidiaries to increase its payments or reduce its receipts by an amount in excess of $2,000,000, or (iv) complying with commitments under contracts existing on the date hereof, including (A) exercising options pursuant to any Material Contract, (B) placing orders pursuant to blanket or master contracts, Indefinite Delivery Indefinite Quantity contracts or similar contracts, and (C) entering into contracts in respect of bids and proposals that have been submitted by the Company or any of its Subsidiaries prior to the date hereof, (I) as long as such contract would not require the Company or any of its Subsidiaries to pay or receive in excess of $5,000,000 in any 12-month period or (II) to the extent a bid or proposal listed on Section 6.01(i) of the Company Disclosure Schedule is accepted by the recipient or counterparty thereto without material modification to its terms;

(j) (i) with respect to any director, officer, employee or consultant of the Company or any of its Subsidiaries, and except to the extent required by Applicable Law or pursuant to customary practice outside of the United States of America, (A) grant any new or increase any existing severance or termination pay (or amend any existing severance pay or termination arrangement), other than grants or increases attributable to severance obligations pursuant to the existing severance policies of the Company and its Subsidiaries or pursuant to existing employment agreements, in each case in existence on the date hereof, (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) providing for annual compensation (including base salary and bonus compensation)

in excess of $150,000 or deferred compensation in excess of $150,000, or (C) increase any compensation, bonus or other benefits to the extent such increase results in the annual compensation, bonus and benefit obligations of the Company and its Subsidiaries increasing by an amount in excess of $50,000 individually or $150,000 in the aggregate per annum, (ii) increase benefits payable under any existing severance or termination pay policies, or (iii) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement;

(k) make any material change in its methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act;

(l) make or change any material Tax election, adopt or change any material method of tax accounting, consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim, audit or assessment, change any annual Tax accounting period, enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, file any amended Tax Return that is material or settle or compromise any material Tax claim, audit or assessment;

(m) waive, release, assign, settle or compromise any litigation, proceeding or other claim against the Company or any of its Subsidiaries, other than settlements pursuant to which the amounts paid or payable by the Company or any of its Subsidiaries in settlement (i) are funded, subject to payment of a deductible, by insurance coverage maintained by the Company and its Subsidiaries without any material increase in the premiums due under such policies and (ii) do not exceed $250,000 individually or $500,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(n) abandon, allow to lapse or fail to maintain any material Owned Intellectual Property Right, except in the ordinary course of business consistent with past practice;

(o) enter into any exclusive supply or license arrangement that would be material to the Company and its Subsidiaries, taken as a whole;

(p) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than support arrangements for Subsidiaries of the Company consistent with past practice);

(q) enter into any material new line of business outside of its existing business or engage in the conduct of business that would require the receipt of any additional consents, approvals or authorizations of a Governmental Authority in connection with the consummation of the Merger or the transactions contemplated hereby;

(r) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

(s) dispose of, transfer, lease, license, covenant not to sue, mortgage or pledge (other than pledges under any existing credit facility) any material Patents of the Company or any other material Owned Intellectual Property Rights (other than (i) grants of non-exclusive licenses or covenants not to sue in the ordinary course of business consistent with past practice, (ii) exclusive licenses that may be terminated on 90 days’ or less notice);

(t) enter into any contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any officer or director of the Company or any of its Subsidiaries, affiliate or family member of any such officer or director, on the other hand, other than any contract entered into in the ordinary course of business on an arm’s length basis; or

(u) agree to do any of the foregoing.

Section 6.02. Company Stockholder Meeting. Subject to the terms set forth in this Agreement, the Company will take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as soon as practicable following the date hereof, for the purpose of obtaining the Company Stockholder Approval; provided, however, that the Company may delay, adjourn or postpone the date of the Company Stockholder Meeting (i) to obtain a quorum of its stockholders to take action at the Company Stockholder Meeting, (ii) if the Company determines in good faith that such delay, adjournment or postponement is required by Applicable Law or to comply with any comments made by the SEC with respect to the Proxy Statement or otherwise, (iii) if additional time is required to solicit proxies in favor of the adoption of this Agreement, or (iv) with the consent of Parent. The Company, acting through the Board of Directors of the Company, will subject to Section 6.03, recommend approval and adoption of this Agreement by the Company’s stockholders. Parent will have the right to solicit proxies in favor of the Company Stockholder Approval. Notwithstanding any Adverse Company Recommendation Change, unless this Agreement has been terminated in accordance with its terms, the Company will submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholder Meeting and will not submit any Company Acquisition Proposal for approval by the stockholders of the Company.

Section 6.03. No Solicitation; Other Offers; Obligation to Terminate Existing Discussions.

(a) General Prohibitions. Subject to Section 6.03(b) and Section 6.03(d), the Company will not, nor will the Company authorize or permit its Subsidiaries or any of its or its Subsidiaries’ officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Company Acquisition Proposal, (ii) enter into or participate in any negotiations with, or furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Person relating to a Company Acquisition Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to a Company Acquisition Proposal, (iii) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract relating to a Company Acquisition Proposal, other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.03(b), (iv) (A) fail to make, or withdraw, qualify or modify in a manner adverse to Parent, or publicly propose to withdraw or so qualify or modify the Company Board Recommendation, or fail to include the Company Board Recommendation in the Proxy Statement, (B) take any action to exempt any Person (other than Parent and its Affiliates) from the provisions of Section 203 or any other state takeover statute, or (C) approve, adopt or recommend to the stockholders of the Company any Company Acquisition Proposal, or propose publicly to approve, adopt or recommend to the stockholders of the Company any Company Acquisition Proposal (any of the foregoing in this clause (iv), an “Adverse Company Recommendation Change”), or (v) resolve or propose to do any of the foregoing. The Company will, and will cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person conducted prior to the date hereof with respect to any Company Acquisition Proposal. For the avoidance of doubt, in the event that a Person contacts the Company or a Representative of the Company or its Affiliates orally or in writing regarding a potential Company Acquisition Proposal, the Company will not be in breach of this Agreement in any respect to the extent the Company or such Representative responds to such Person that it is bound by the terms of this Agreement and is unable to discuss or respond to such matters without first complying with the procedures set forth herein with respect to any such discussions; provided that the Company complies with the notification obligations to Parent set forth herein in connection with such inquiry by such Person. Without limiting the foregoing, subject to Section 6.03(b), the Company will not fail to enforce, or grant any waiver, amendment or release under, any standstill agreement (or any standstill provisions of any other contract or agreement with respect to shares of Company Stock or other equity securities of the Company).

(b) Exceptions. Notwithstanding Section 6.03(a), at any time prior to obtaining the Company Stockholder Approval, the Company, directly or indirectly through its Subsidiaries and its and its Subsidiaries’ Representatives or other intermediaries, may (i) following the receipt of a Company Acquisition Proposal that did not result from a breach of this Section 6.03, contact the Person or group of Persons who has made such Company Acquisition Proposal to clarify and understand the terms and conditions thereof, (ii) if the Board of Directors or any committee thereof determines in good faith, after consultation with outside advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, (A) engage in negotiations or discussions with any Person or group of Persons (including, for the avoidance of doubt, its or their Representatives or financing sources) that has made after the date of this Agreement such Company Acquisition Proposal that the Board of Directors of the Company or any committee thereof determines in good faith constitutes or is reasonably likely to result in a Superior Proposal and (B) furnish to such Person or group of Persons (including, for the avoidance of doubt, its or their Representatives or financing sources) information (including non-public information) relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to such Person or group of Persons, in each case pursuant to a customary confidentiality agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (including standstill restrictions) (an “Acceptable Confidentiality Agreement”); provided, however, that all such information (to the extent that such information is material and has not been previously provided or made available to Parent) is provided or made available to Parent prior to or substantially concurrently with the time it is provided or made available to such Person or group of Persons (and in any event, within 24 hours), and (iii) take any nonappealable, final action that any court of competent jurisdiction orders the Company to take, in each case referred to in the foregoing subclause (ii) only if the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with outside legal counsel, that the failure to take such action with respect to such Company Acquisition Proposal would be reasonably likely to result in a breach of its fiduciary duties to the stockholders of the Company under Applicable Law. Nothing contained herein will prevent the Board of Directors of the Company from (x) complying with Rule 14e-2(a) or Rule 14D-9 under the 1934 Act with regard to a Company Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03 or (y) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors of the Company or any committee thereof, after receipt of advice from its outside counsel, failure so to disclose would be inconsistent with its fiduciary duties under Applicable Law; provided, that any such position or disclosure (other than a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the 1934 Act, in each case that includes a reaffirmation of the Company Board Recommendation, a factually accurate public statement describing the Company’s receipt of a Company Acquisition Proposal or a statement to the effect that a Company Acquisition Proposal is under consideration by the Board of Directors of the Company) will be deemed to be an Adverse Company Recommendation Change unless the Board of Directors of the Company expressly and concurrently reaffirms the Company Board Recommendation.

(c) Required Notices. The Board of Directors of the Company will not take any of the actions referred to in Sections 6.03(b)(ii)-(iii) unless the Company first delivers to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company will notify Parent promptly (but in no event later than two Business Days) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal or of any request received by the Company (or any of its Representatives) for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Person or group of Persons that has made, or that has notified the Company (or any of its Representatives) that it is considering making, a Company Acquisition Proposal or that is reasonably expected to lead to a Company Acquisition Proposal. In connection with any notice required hereby, the Company will (i) provide to Parent the material terms and conditions (including the identity of the third party making any such Company Acquisition Proposal, indication or request) of any such Company Acquisition Proposal, indication or request and (ii) keep Parent reasonably informed of the status and material details (including any material change to the terms thereof) of any such Company Acquisition Proposal and any discussions and negotiations concerning the material terms and conditions thereof. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.03.

(d) Adverse Company Recommendation Change. Notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company or any committee thereof may, at any time prior to the Company Stockholder Approval, (i) effect an Adverse Company Recommendation Change in response to an Intervening Event, if the Board of Directors of the Company or any committee thereof determines in good faith, based on the opinion of outside legal counsel and after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would breach its fiduciary duties under Applicable Law, or (ii)

effect an Adverse Company Recommendation Change or terminate this Agreement pursuant to Section 10.01(d)(i) in response to a Company Acquisition Proposal made after the date of this Agreement (and not the result of a breach of this Section 6.03) that the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its outside financial advisors and outside legal counsel constitutes a Superior Proposal; provided, however, that (A) the Company has provided prior written notice to Parent, at least five Business Days (the “Notice Period”) in advance, of its intention to take any such action referred to in clause (i) or (ii) of this Section 6.03(d), (B) in the event of an Adverse Company Recommendation Change in the circumstances described in clause (i) above, (1) the Company has provided a reasonable summary of the facts and circumstances of such Intervening Event, together with a copy of a legal opinion of outside legal counsel that the failure to effect an Adverse Company Recommendation Change with respect to such Intervening Event would breach the Board of Directors’ fiduciary duties under Applicable Law, in its notice thereof, (2) the Company has caused its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement, if Parent, in its discretion, proposes to make such adjustments, and (3) the Board of Directors has considered any Proposed Changed Terms (as defined below) offered no later than 5:00 p.m., New York City time, on the fifth Business Day of such five-Business Day period and has determined in good faith (after consultation with its outside legal counsel and outside financial advisors) that the failure to effect an Adverse Company Recommendation Change with respect to such Intervening Event would reasonably be likely to be inconsistent with its fiduciary duties under Applicable Law, and (C) in the event of an Adverse Company Recommendation Change or termination of this Agreement pursuant to Section 10.01(d)(i) in the circumstances described in clause (ii) above, (1) the Company has attached to such notice the most current version of the proposed agreement of any such Superior Proposal (which version will be updated on a prompt basis), (2) the Company has caused its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being understood and agreed (I) that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period will be extended, if applicable, to ensure that at least five Business Days remain in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that any material revision or amendment to the terms of such Superior Proposal will require a new Section 6.03(d) notice), and (II) that there may be multiple extensions of the Notice Period), and (3) the Board of Directors has considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in writing by Parent (collectively, the “Proposed Changed Terms”) no later than 5:00 p.m., New York City time, on the fifth Business Day of such five-Business Day period and has determined in good faith (after consultation with its outside legal counsel and outside financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect; provided, further, however, that any purported termination of this Agreement pursuant to clause (ii) of this Section 6.03(d) will be void and of no force and effect unless such termination by the Company is in accordance with Section 10.01(d)(i) and, as a condition precedent to such termination, the Company has paid Parent the Company Termination Fee in accordance with Section 11.04(b)(i)(B) prior to or concurrently with such termination.

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a Company Acquisition Proposal that is on terms that the Board of Directors of the Company or any committee thereof determines in good faith, after considering the advice of its financial advisor and outside legal counsel and taking into account all the terms and conditions of the Company Acquisition Proposal, including any break-up fees, expense reimbursement provisions, certainty of completion and conditions to consummation, as well as any Proposed Changed Terms proposed by Parent in response to such Company Acquisition Proposal, are more favorable to the Company’s stockholders than as provided hereunder (after giving effect to the Proposed Changed Terms). For purposes of the definition of “Superior Proposal” each reference to “15%” in the definition of “Company Acquisition Proposal” will be replaced with “80%.”

Section 6.04. Access to Information.

(a) From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement (as defined below), the Company will (i) give Parent and its Representatives reasonable access, during normal business hours and upon prior reasonable written notice, to the officers, employees, offices, properties, books and records, other than Classified Contracts, of the Company and its Subsidiaries, and (ii) furnish Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request in writing. Any access provided pursuant to this Section 6.04 will be provided in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither the Company nor its Subsidiaries will be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company or its Subsidiaries or contravene any Applicable Law or binding agreement entered into by the Company or any of its Subsidiaries prior to the date of this Agreement (as long as the Company has used commercially reasonable efforts to obtain the consent of any third party required thereunder). No information or knowledge obtained pursuant to this Section 6.04 will affect or be deemed to modify any representation or warranty made by any party hereunder.

(b) Without limiting Section 6.04(a), the Company will furnish to Parent (i) all audited financial statements for the Company and its Subsidiaries for the period ended June 30, 2013 and (ii) for the interim period from the most recent audited period to the Closing Date, internally prepared, unaudited financial statements for the Company and its Subsidiaries for each quarterly period completed prior to 46 days before the Closing Date and for each monthly period completed prior to 31 days before the Closing Date.

(c) Each of Parent and Merger Subsidiary will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent, its Affiliates or its and their Representatives in connection with the transactions contemplated by this Agreement in accordance with the Non-Disclosure Agreement, dated January 11, 2013, by and between the Company and an Affiliate of Parent (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect in accordance with its terms.

Section 6.05. Parent and Merger Subsidiary Expenses. The Company will, within three Business Days of the date hereof, pay to Parent an amount equal to $2,000,000 to reimburse Parent and Merger Subsidiary for its fees, expenses and costs incurred in connection with this Agreement and the transactions contemplated hereby prior to the date hereof (such amount, the “Parent Reimbursement Amount”).

ARTICLE 7

COVENANTS OF PARENT

Section 7.01. Voting. Parent will vote any shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting, and will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Immediately after the execution of this Agreement, Parent will cause this Agreement to be adopted by the sole stockholder of Merger Subsidiary in accordance with Delaware Law and the certificate of incorporation and bylaws of Merger Subsidiary and deliver to the Company evidence of such vote or action by written consent so approving and adopting this Agreement.

Section 7.02. Director and Officer Liability.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs (the “Indemnification End Date”), Parent will cause the Surviving Corporation to indemnify and hold harmless the current and former officers and directors of the Company and its Subsidiaries (each, an “Indemnified Person”) in respect of any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that an Indemnified Person is or was a director or officer of the Company or any of its Subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or (iii) the Merger, this Agreement or any of the transactions contemplated hereby, in each case, to the fullest extent that the Company and its Subsidiaries would be permitted or required to indemnify the Indemnified Persons under the Company’s certificate of incorporation or bylaws in effect as of the date hereof or any indemnity contract filed with the SEC prior to the Measurement Date. In addition, during the period commencing at the Effective Time and ending on the Indemnification End Date, Parent will cause the Surviving Corporation to advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry to the same extent as so permitted or required; provided, however, that any Person to whom funds are advanced pursuant to this

Section 7.02(a) must, if requested by the Surviving Corporation, provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Notwithstanding the foregoing in this Section 7.02(a), if, prior to the Indemnification End Date, any Indemnified Person delivers to the Surviving Corporation a written notice asserting a claim for indemnification and/or advancement under this Section 7.02(a) in reasonable detail as to any specific actual or threatened action, suit, proceeding or claim, then the right to indemnification and/or advancement with respect to the claim asserted in such notice will survive the Indemnification End Date until such time as such claim is fully and finally resolved.

(b) Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company and its Subsidiaries as in effect on the date of this Agreement will remain obligations of the Surviving Corporation and its Subsidiaries, as applicable, will survive the Merger and will continue in full force and effect in accordance with their terms. Further, the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its Subsidiaries will (and Parent will cause such documents to) contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the applicable entity’s certificate of incorporation and bylaws (or comparable organizational documents), which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) Notwithstanding anything to the contrary set forth in this Agreement, prior to the Effective Time, the Company may obtain and fully pay the premium for the non-cancelable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies (collectively, “D&O Insurance”) for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time; provided, however, that the total aggregate amount payable for such “tail” insurance policy will not exceed 300% of the premium amount per annum the Company paid in its last full fiscal year as set forth in Section 7.02(c) of the Company Disclosure Schedule (such 300% amount, the “Maximum Tail Premium”); provided that, if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company will be permitted to obtain a substantially similar policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy is maintained in full force and effect. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving

Corporation will, and Parent will cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event will Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of the Maximum Tail Premium; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Maximum Tail Premium.

(d) If Parent, the Surviving Corporation or any of its or their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations set forth in this Section 7.02. In addition, the Surviving Corporation will not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 7.02. The rights of this Section 7.02 are intended to be for the benefit of the Indemnified Persons and their respective heirs and legal representatives.

(e) The rights of each Indemnified Person under this Section 7.02 will be in addition to any rights such Person may have under the certificate of incorporation or bylaws (or comparable governing documents) of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. Nothing in this Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.02 is not prior to, or in substitution for, any such claims under any such policies. These rights will survive consummation of the Merger and are intended to benefit, and will be enforceable by, each Indemnified Person, and will not be terminated or modified in a manner as to adversely affect any Indemnified Person to whom this Section 7.02 applies without the consent of such affected Indemnified Party.

Section 7.03. Employee Matters.

(a) Following the Effective Time, Parent will cause the Surviving Corporation to give each employee of the Company or any of its Subsidiaries as of the Effective Time who continues employment with the Surviving Corporation or any of its Affiliates (each, a “Continuing Employee,” and collectively, the “Continuing Employees”) full credit for prior service with the Company or its Subsidiaries for purposes of (a) eligibility and vesting under any Parent Employee Plan (as defined below) and (b) determination of benefit levels under any Parent Employee Plan or policy relating to vacation or severance, but not for purposes of any defined benefit pension plan, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, but except where such credit would result in a duplication of benefits. In addition, Parent will waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs. For purposes of this Agreement, the term “Parent Employee Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, and each other plan or arrangement (written or oral) providing for vacation benefits, health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, and supplemental unemployment benefits (but not including any defined benefit pension plan or equity-based plan).

(b) Nothing in this Section 7.03 will (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit Parent or any of its Subsidiaries, including the Surviving Corporation, from amending any employee benefit plan, or (iii) confer any rights, remedies or benefits on any Person other than the parties to this Agreement, including any right to employment or continued employment for any specified period, compensation or benefits of any nature or kind whatsoever under this Agreement or under an Employee Plan that such employee or beneficiary or other Person would not otherwise have under the terms of the Employee Plan (it being understood that the provisions of this Section 7.03 are solely for the benefit of the parties to this Agreement).

Section 7.04. Equity Financing Commitment.

(a) Parent and Merger Subsidiary will use their respective reasonable best efforts to consummate the Equity Financing, including using their reasonable best efforts to (i) maintain in effect the Equity Financing Commitment until the consummation of the transactions contemplated hereby, (ii) comply with all covenants and agreements of Parent or Merger Subsidiary set forth in the Equity Financing Commitment, (iii) satisfy on a timely basis all conditions applicable to Parent or Merger Subsidiary set forth in the Equity Financing Commitment that are within their control (excluding any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information reasonably requested by Parent in accordance with the terms of this Agreement), (iv) upon satisfaction of such conditions and other conditions set forth in Section 9.01 and Section 9.02 (other than those conditions that by their nature are to be satisfied at the Closing, subject to the fulfillment or waiver of those conditions) and subject to the other terms and provisions of this Agreement and the Equity Financing Commitment, consummate the financing contemplated by the Equity Financing Commitment at or prior to the Closing (and in any event prior to the Outside Date), and (vi) enforce the obligations of the Sponsor (and the rights of Parent and Merger Subsidiary) under the Equity Financing Commitment, but only to the extent set forth in Section 11.13(b).

(b) Neither Parent nor Merger Subsidiary will amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Financing Commitment without the prior written consent of the Company to the extent such amendment, alteration or waiver would reasonably be expected to (i) reduce the aggregate amount of cash proceeds available from the Equity Financing to fund the amounts required to be paid by Parent or Merger Subsidiary under this Agreement below the amount, when aggregated with the Debt Financing, required to consummate the Merger and the other transactions contemplated by this Agreement or (ii) impose new or additional conditions, otherwise expand or modify any conditions to the receipt of the Equity Financing in a manner materially adverse to Parent or Merger Subsidiary or otherwise be reasonably likely to prevent, impair or materially delay the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against the other parties to the Equity Financing Commitment. Parent will keep the Company reasonably informed with respect to all material activity concerning the Equity Financing and will give the Company prompt notice of any adverse change with respect to the Equity Financing. Each of Parent and Merger Subsidiary agrees to notify the Company promptly if at any time prior to the Closing Date (i) the Equity Financing Commitment expires or is terminated for any reason, (ii) the Sponsor refuses to provide the full Equity Financing on the terms set forth in the Equity Financing Commitment, or (iii) for any reason, Parent or Merger Subsidiary no longer believes in good faith that it will be able to obtain all or any portion of the Equity Financing on the terms set forth in the Equity Financing Commitment.

(c) Parent and Merger Subsidiary each acknowledge and agree that the obtaining of the Equity Financing is not a condition to the Closing.

Section 7.05. Debt Financing Commitment.

(a) Parent and Merger Subsidiary will use their respective reasonable best efforts to obtain the Debt Financing on the terms and conditions set forth in the Debt Financing Commitment (provided, that, to the extent applicable, Parent and Merger Subsidiary may replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Financing Commitment as of the date hereof, or otherwise if the terms would not adversely impact the ability of Parent and Merger Subsidiary to timely consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby), including by using reasonable best efforts to (i) maintain in effect the Debt Financing Commitment and negotiate and enter into a definitive agreement (collectively, the “Debt Financing Agreement”) with respect to the Debt Financing Commitment on the terms and conditions set forth in the Debt Financing Commitment until the consummation of the transactions contemplated hereby, (ii) comply with all covenants and agreements of Parent or Merger Subsidiary set forth in the Debt Financing Commitment or Debt Financing Agreement, (iii) satisfy on a timely basis all conditions applicable to Parent or Merger Subsidiary set forth in the Debt Financing Commitment or Debt Financing Agreement that are within their control (excluding any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information reasonably requested by Parent in accordance with the terms of this Agreement), (iv) upon satisfaction of such conditions and the other conditions set forth in Section 9.01 and Section 9.02 (other than those conditions that by their nature are to be satisfied at the Closing, subject to the fulfillment or waiver of those conditions) and subject to the other terms and provisions of this Agreement and the Debt Financing Commitment or Debt Financing Agreement, to consummate the Debt Financing at or prior to the Closing (and in any event prior to the Outside Date), and (v) enforce the obligations of the lenders (and the rights of Parent and Merger Subsidiary) under the Debt Financing Commitment or Debt Financing Agreement (including, in the event that all conditions in the Debt Financing Commitment (other than the availability of funding of any of the financing contemplated under the Equity Financing Commitment) have been satisfied or, upon funding will be satisfied, to use reasonable best efforts to cause the lender party to the Debt Financing

Commitment to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated by this Agreement). Parent will furnish to the Company correct and complete copies of any Debt Financing Agreement or any alternative Debt Financing Commitment and, in each case, ancillary documents thereto (redacted to the extent necessary to comply with confidentiality agreements, provided that such redacted information does not relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Debt Financing).

(b) Parent will keep the Company reasonably informed with respect to all material activity concerning the Debt Financing and will give the Company prompt notice of any adverse change with respect to the Debt Financing. Neither Parent nor Merger Subsidiary will, nor will it permit any of its Affiliates to, without the prior written consent of the Company, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that could reasonably be expected to impair, materially delay or prevent consummation of all or any portion of the Debt Financing. Neither Parent nor Merger Subsidiary will amend or alter, or agree to amend or alter, a Debt Financing Commitment in any manner that would impair, materially delay or prevent the transactions contemplated by this Agreement without the prior written consent of the Company to the extent such amendment or alteration would reasonably be expected to (i) reduce the aggregate amount of cash proceeds available from the Debt Financing to fund the amounts required to be paid by Parent or Merger Subsidiary under this Agreement below the amount, when aggregated with the Equity Financing, required to consummate the Merger and the other transactions contemplated by this Agreement or (ii) impose new or additional conditions, otherwise expand or modify any conditions to the receipt of the Debt Financing in a manner materially adverse to Parent or Merger Subsidiary or otherwise be reasonably likely to prevent, impair or materially delay the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against the other parties to the Debt Financing Commitment.

(c) The Company will use its reasonable best efforts to, and will cause its Representatives and each of its Subsidiaries and their Representatives to use their reasonable best efforts to, provide all cooperation that is customary in connection with the arrangement of the Debt Financing as may be reasonably requested in writing by Parent (provided that such requested cooperation does not materially interfere with the ongoing operations of the Company and its Subsidiaries), including, to the extent required in connection with the Debt Financing Commitment, the Debt Financing Agreement or the terms of any alternative financing, (i) participating in meetings, due diligence sessions, road shows and lender presentations, (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing, (iii) furnishing to Parent and its debt financing sources with pertinent and customary information regarding the Company and its Subsidiaries, in each case reasonably requested in writing by Parent, including any information required by bank regulatory authorities and (A) all information (other than the information specified in clause (B) below), including consolidated financial statements and other financial information of the Company, of the type required by Regulation S-X and Regulation S-K under the 1933 Act for an offering of non-convertible debt securities registered with the SEC on Form S-1 (subject to exceptions customary for a private placement of secured or unsecured non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act), including any information that would be required by (I) Sections 3-10 and 3-16 of Regulation S-X, (II) Item 402 of Regulation S-K, and (III) information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A), (B)(I) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company as of, and for the 12-month period ending on, the last day of the most recently completed four-fiscal quarter period ended at least 45 days (or 90 days, in case such four-fiscal quarter period is the end of the Company’s fiscal year) prior to the Closing Date, prepared after giving effect to the Merger and the Financing as if the Merger and the Financing had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income) and as if Regulation S-X under the Securities Act were applicable to such pro forma balance sheet and statement of income, only if Parent or Merger Subsidiary has provided the Company information relating to the proposed debt and equity capitalization and a preliminary allocation of purchase price in accordance with ASC 805, “Business Combinations” prior to the date pro forma financial statements are required to be delivered, which information will include (A) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by the Parent to be reflected in such pro forma financial statements and (B) any other information that may be reasonably and timely requested by the Company concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma financial statements, which assumptions shall be the responsibility of Parent, and (II) summary financial data of the type and form customarily included in a preliminary offering memorandum for an offering of secured or unsecured non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act, (C) all information and data that would be necessary for the lead arrangers to receive customary (in connection with an offering of secured or unsecured non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act) “comfort” letters from the independent accountants of the Company in connection with such an offering, and (D) all other information and data reasonably necessary for Parent to satisfy the conditions set forth in the Debt Financing Commitment (collectively, the “Required Information”), (iv) obtaining any legal opinions, comfort letters and financing documents as reasonably requested in writing by Parent, (v) obtaining such consents, approvals and authorizations which are reasonably requested by Parent to permit pledging of collateral and providing customary materials that facilitate the perfection or enforcement of liens on the assets of the Company or any of its Subsidiaries in connection with the Debt Financing, (vi) assisting in the preparation of, and executing and delivering definitive financing agreements, including guarantees, collateral documents and customary pay-off letters, lien releases and instruments of discharge, perfection certificates and officer’s certificates, as are customary in financings of such type (including a certificate of an appropriate financial officer of the Company with respect to solvency) and other agreements as may be reasonably requested by Parent or the sources of Financing), (vii) reasonably cooperating with the marketing efforts of Parent and its financing sources for all or any portion of the Debt Financing, including designating members of senior management of the Company to participate in a reasonable number of presentations, road shows, due diligence sessions and customary meetings and sessions with financing sources and ratings agencies in connection with the Financing, (viii) providing requested authorization letters to the financing sources, (ix) cooperating with the financing sources’ customary securities underwriting and secured lending due diligence investigation, including providing “know your customer” and Patriot Act documents, and (x) assisting Parent and Merger Subsidiary to procure prior to or concurrent with the launch of syndication, at Parent’s expense, ratings for the Debt Financing from each of Standard & Poor’s Ratings Services and Moody’s Investor Services, Inc. Neither the Company nor any of its Subsidiaries will be required, under the provisions of this Section 7.05(c) or otherwise in connection with any Financing, to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective Time or that would otherwise subject it to actual or potential liability in connection with any Financing. Nothing contained in this Section 7.05(c) or otherwise will require the Company to be an issuer or other obligor with respect to any Financing prior to the Effective Time.

(d) To the extent required in connection with the Debt Financing Commitment, the Debt Financing Agreement or the terms of any alternative financing, the Company hereby consents to the use of its and its Subsidiaries’ logos solely for the purpose of obtaining the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

(e) Parent and Merger Subsidiary each acknowledge and agree that the obtaining of the Debt Financing is not a condition to the Closing.

Section 7.06. Alternative Financing. Parent and Merger Subsidiary will give the Company prompt notice (a) of any actual or alleged breach or default by any party to any agreement in respect of the Debt Financing Commitment, (b) of the receipt of any written notice or other written communication from any source of Debt Financing with respect to any actual or alleged breach, default, termination or repudiation by any party to any agreement in respect of the Debt Financing Commitment, or (c) if Parent and Merger Subsidiary determine in good faith that they will not be able to satisfy any of the obligations to, or otherwise be able to obtain, some or any portion of the Debt Financing prior to the Outside Date. If any portion of the Debt Financing becomes unavailable, and such portion is required to fund the aggregate Merger Consideration, the Option Consideration, amounts necessary to repay all outstanding amounts under the Credit Agreement and all fees, expenses and other amounts related to or arising out of the transactions contemplated by this Agreement, Parent and Merger Subsidiary will use their reasonable best efforts to promptly arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient, when added to the portion of the Financing that is available together with any cash or cash equivalents held by the Company as of the Effective Time, to pay in cash the aggregate Merger Consideration, the Option Consideration, amounts necessary to repay all outstanding amounts under the Credit Agreement and all fees, expenses and other amounts relating to or arising out of the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, in no event will the reasonable best efforts of Parent be deemed or construed to require Parent to, and Parent will not be required to, (i) pay any fees in excess of those contemplated by the Debt Financing Commitment or the redacted fee letter accompanying the Debt Financing Commitment, (ii) agree to any term that is outside of, or less favorable than, any applicable economic provisions of the Debt Financing Commitment or any related fee letter, or (iii) amend or waive any of the terms or conditions hereof or under any of the Debt Financing Commitments. Any reference in this Agreement to (A) the “Debt Financing” will include any such alternative debt financing, (B) the “Financing” will include any such alternative financing, (C) the “Debt Financing Commitment” will include any such alternative debt commitment, (D) the “Financing Commitments” will include any such alternative financing commitments, and (E) the “Debt Financing Agreement” will include the definitive agreement(s) with respect to any such alternative debt financing. Parent will keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange any alternative financing and provide copies of all documents provided to the lenders or otherwise related to such alternative financing to the Company.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

Section 8.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, the Company and Parent will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (a) causing the conditions to the Merger set forth in Article 9 to be satisfied, (b) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (c) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and no party hereto will take or cause to be taken any action which would reasonably be expected to prevent, impede or materially delay the consummation of the Merger, and (d) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement, subject to Section 6.03. Parent and the Company will promptly consult with the other with respect to, provide any necessary information with respect to, and provide the other (or its counsel) copies of, all filings made by such party with any Governmental Authority or any other Person or any other information supplied by such party with any Governmental Authority or any other Person in connection with this Agreement and the transactions contemplated by this Agreement.

Section 8.02. Regulatory Filings.

(a) Each of Parent and Merger Subsidiary, on the one hand, and the Company, on the other hand, will use reasonable best efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, and, as applicable, ITAR and NISPOM, and will (i) cooperate with each other in connection with any such filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party reasonably informed, including by providing the other party with a copy, of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review in advance any communication planned to be given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other U.S. or foreign Governmental Authority in respect thereof or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other party or its Representatives the opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 8.02(a) as “Antitrust Counsel Only Material.” Such materials and the information contained therein will be given only to the outside counsel regarding antitrust Applicable Law of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent as the case may be) or its legal counsel. Each of the Company and Parent will cause their respective outside counsel regarding antitrust Applicable Law to comply with this Section 8.02(a). Notwithstanding anything to the contrary in this Section 8.02(a), materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and privileged communications.

(b) In furtherance and not in limitation of the foregoing, each party hereto agrees to make appropriate filings under any antitrust Applicable Law, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, as promptly as reasonably practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act, including by requesting early termination of the waiting period provided for in the HSR Act.

(c) In connection with this Agreement, the parties agree that a final joint voluntary notice to CFIUS will be submitted for filing as soon as practicable following the receipt of a request by CFIUS that CFIUS desires to review the transactions contemplated by this Agreement. In such event, Parent and Merger Subsidiary, on the one hand, and the Company, on the other hand, will cooperate in preparing, pre-filing and filing with CFIUS a joint voluntary notice of the transactions contemplated hereby pursuant to Exon-Florio and FINSA. Parent and Merger Subsidiary, on the one hand, and the Company, on the other hand, will each use its reasonable best efforts to provide CFIUS with any information required for the CFIUS filing or that is requested by CFIUS or its member agencies during the Exon-Florio review or FINSA investigation process. Information furnished by a party to the other party may be included in the CFIUS filing unless contrary instructions are specified in writing to the party receiving such information. Subject to the terms and conditions set forth in this Section 8.02(c), Parent, Merger Subsidiary and the Company, in cooperation with each other, will use their reasonable best efforts to (i) avoid possible rejection or deferred acceptance of any CFIUS filing, (ii) respond as promptly as practicable and within any time limitations imposed by applicable regulations to any inquiries from CFIUS or any other Governmental Authority involved in the review, (iii) make any other submissions that are required to be made or that the parties agree should be made, and (iv) obtain the CFIUS Approval so as to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event, with the consummation of the Merger to occur no later than the Outside Date). Furthermore, such reasonable best efforts with respect to Parent and Merger Subsidiary will include jointly working with CFIUS as required to agree upon and execute a mutually acceptable FOCI mitigation plan to mitigate (i) foreign ownership, control and influence for a contractor working on secret and top secret projects for U.S. Governmental Authorities, and (ii) threats to national security in order to terminate CFIUS reviews. Parent and Merger Subsidiary, on the one hand, and the Company, on the other hand, will also cooperate in the preparation of filing any notices required under ITAR and/or NISPOM.

(d) In furtherance and not in limitation of the covenants of the parties contained in Section 8.02(a), Section 8.02(b) and Section 8.02(c), if any suit is instituted or mitigation proposed (or threatened to be instituted or proposed) by the FTC, the DOJ, CFIUS or any other Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any antitrust or other Applicable Laws or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Subsidiary and the Company will use reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding any other provision hereof, in no event will Parent or Merger Subsidiary be required to take any action or actions to the extent that taking such action or actions would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Surviving Corporation and its Subsidiaries, taken as a whole, following the Effective Time.

(e) The Company will provide the Defense Security Service (“DSS”) and, to the extent applicable, any other agency of the United States government, timely notification of the transaction contemplated hereby in accordance with NISPOM and the Company’s industrial security obligations. The parties hereto will cooperate with each other in obtaining approval from DSS for the Company to maintain a facility security clearance (“FCL”) at the level necessary to continue the Company’s operations, including performance on the Company’s classified contracts. In the event DSS requires measures to mitigate a finding of Foreign Ownership, Control, or Influence (“FOCI”) as a condition for the Company to maintain an FCL at the level necessary to continue the Company’s operations, the Company and the Parent will jointly work with DSS in a good faith effort to agree upon and execute a mutually acceptable FOCI mitigation plan.

Section 8.03. Proxy Statement and Other Required Company Filings. As soon as practicable following the date hereof (and in any event no later than 30 calendar days after the date of this Agreement, subject to the prompt receipt from Parent and Merger Subsidiary of the information described in the second sentence of this Section 8.03), the Company will prepare and file with the SEC the Proxy Statement, in connection with the solicitation of proxies from the Company’s stockholders for use at the Company Stockholder Meeting. Parent and Merger Subsidiary will furnish all information concerning Parent and Merger Subsidiary (and their respective Affiliates, if applicable) as is required to be included in the Proxy Statement, or that is customarily included in such Proxy Statement in connection with the preparation and filing with the SEC of the Proxy Statement. The Company will use reasonable best efforts to cause the Proxy Statement to be disseminated to the Company’s stockholders as promptly as practicable following the filing thereof with the SEC and confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Proxy Statement. Neither the

Company nor any of its Affiliates, if applicable, will correspond or otherwise communicate with the SEC or its staff with respect to the Proxy Statement in any such case without providing Parent and Merger Subsidiary a reasonable opportunity to review and comment thereon or participate therein, as the case may be. Unless this Agreement is earlier terminated pursuant to Article 10, the Company will (i) advise Parent and Merger Subsidiary promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for an amendment or revisions to the Proxy Statement, any receipt of comments from the SEC or its staff on the Proxy Statement or any receipt of a request by the SEC or its staff for additional information in connection therewith, and (ii) provide Parent and Merger Subsidiary with copies of all correspondence with its Representatives, on the one hand, and the SEC or its staff, on the other hand with respect to the Proxy Statement and any other filing required under Applicable Law. If at any time prior to the Company Stockholder Meeting, any information relating to the Company, Parent or Merger Subsidiary, or any of their respective directors, officers or Affiliates, should be discovered by the Company, Parent or Merger Subsidiary which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement or any other filing required under Applicable Law, as applicable, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other, and an appropriate amendment or supplement to the Proxy Statement or the applicable filing required under Applicable Law describing such information will be promptly prepared and filed with the SEC and, to the extent required by Applicable Law or the SEC or its staff, disseminated to the Company’s stockholders. Except as expressly permitted by Section 6.03, the Company will include the Company Board Recommendation in the Proxy Statement and, if applicable, any other filing required under Applicable Law.

Section 8.04. Public Announcements. Except as may be required by Applicable Law or stock market regulations:

(a) The press release announcing the execution of this Agreement will be issued only in such form as is mutually agreed upon by the Company and Parent; and

(b) No other public release or similar public announcement concerning the transactions contemplated hereby will be issued by any party without the prior written consent of the Company and Parent;

provided, however, in each case, that if such release or similar public announcement is required by Applicable Law or stock market regulations, the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, will be at the final discretion of the disclosing party; provided, further, that the restrictions set forth in this Section 8.04 will not apply to any release, announcement or disclosure made or proposed to be made in connection with or following an Adverse Company Recommendation Change.

Section 8.05. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06. Notices of Certain Events. Each of the Company and Parent will promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty of that party contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 9.02(b) or Section 9.03(b) not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause the conditions set forth in Section 9.02(a) or Section 9.03(a) not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 8.06 will not affect or be deemed to modify any representation or warranty made by any party hereunder or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.07. Section 16 Matters. Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the 1934 Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the 1934 Act with respect to equity securities of the Company.

Section 8.08. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company will reasonably cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of The

NASDAQ Global Market to enable the de-listing by the Surviving Corporation of the Company Stock from The NASDAQ Global Market and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.09. Stockholder Litigation. Without limiting any other provision hereof, the Company will (a) promptly advise Parent of any Proceedings commenced after the date hereof against the Company or any of its officers or directors (in their capacities as such) by any stockholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement, the Merger or the other transactions contemplated hereby (each, a “Stockholder Litigation”), (b) keep Parent reasonably informed regarding any such Stockholder Litigation, (c) give Parent the opportunity to participate in such Stockholder Litigation, consult with counsel to the Company regarding the defense or settlement of any such Stockholder Litigation and consider Parent’s views with respect to such Stockholder Litigation, and (d) not settle any such Stockholder Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 8.10. FCC Consents. (a) Within ten Business Days after the date of this Agreement, the Company, Parent and Merger Subsidiary will jointly file the FCC Applications requesting the FCC Consents. The Company, Parent and Merger Subsidiary will diligently prosecute the FCC Applications and otherwise use their reasonable best efforts to obtain the FCC Consent at the earliest practicable date; provided, however, that, except as provided in the following sentence, neither Parent nor Merger Subsidiary nor the Company will be required to pay consideration to any third party to obtain the FCC Consents, other than attorneys and consultants retained for the purpose of assisting the Company, Parent and Merger Subsidiary in obtaining the FCC Consents. Parent and the Company will each pay one-half of the FCC filing fees relating to the transactions contemplated hereby, irrespective of whether the transactions contemplated by this Agreement are consummated. To that end, the Company, Parent and Merger Subsidiary will cooperate with each other and use their reasonable best efforts to timely (i) provide any additional information requested by the FCC or in making any amendments to the FCC Applications and (ii) oppose any petition to deny, informal objection, application for review, petition for reconsideration or appeal to any court which objects to the issuance of the FCC Consents or which requests that the FCC Consents be reversed or modified.

(b) The Company, Parent and Merger Subsidiary will promptly provide each other with copies of all documents filed with or received from the FCC or any other governmental agency with respect to this Agreement or the transactions contemplated hereby. The Company, Parent and Merger Subsidiary will notify each other promptly in the event it becomes aware of any other facts, actions, communications, or occurrences that might directly or indirectly affect the FCC’s granting of the FCC Consent or the failure of the FCC to grant an FCC Final Order in respect of each FCC Application. The Company, Parent and Merger Subsidiary will oppose any petition to deny or other objection filed with respect to any FCC Application. The Parties will appeal or otherwise seek review of any action of the FCC denying any FCC Application, by filing an appropriate request for review with the FCC or a court of competent jurisdiction, as the case may be.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by Applicable Law) of the following conditions:

(a) the Company Stockholder Approval in accordance with Delaware Law shall have been obtained;

(b) no Governmental Authority having jurisdiction over any party hereto shall have issued any Order that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Applicable Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that prohibits or makes illegal or otherwise restrains the consummation of the Merger;

(c) any applicable waiting period under the HSR Act and ITAR relating to the Merger shall have expired or been terminated and any NISPOM requirements shall have been met;

(d) (i) Parent or the Company shall have received a notification, in a form reasonably acceptable to each party, from CFIUS that it has either determined that (A) it lacks jurisdiction over the transactions contemplated by this Agreement or (B) it has concluded its review under Section 721 of the Defense Production Act of 1950 and has determined not to conduct a full investigation and that there are no unresolved national security issues with respect to the transaction, or (ii) if a full investigation is deemed to be required by CFIUS, Parent and/or the Company shall have received notification that the United States government will not take action to prevent the consummation of the transactions contemplated by this Agreement (in the case of clause (i) or (ii), “CFIUS Approval”);

(e) (i) each of the FCC Consents shall have been granted and shall be in full force and effect and (ii) there shall be an FCC Final Order in respect of each FCC Application, except in the case of clause (ii) where the lack of such FCC Final Order would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, unless such FCC Final Order has not been obtained due to the FCC’s issuance of an injunction prohibiting the transfer of the applicable FCC License; and

(f) (i) the Company shall have surrendered to the FCC its two Common Carrier Fixed Point-to-Point Microwave Service licenses, call sign WQEZ814 and WQEZ815, (ii) the Company shall have made an application to the FCC for two Private Operational Fixed Point-to-Point Microwave Service licenses to replace such surrendered Common Carrier Fixed Point-to-Point Microwave Service licenses, and (iii) no event shall have occurred that would result in the Company being unable to utilize the pending private carrier licenses pursuant to conditional authorization following the Effective Time.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by Applicable Law) of the following further conditions:

(a) Performance of Obligations of the Company. The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b) Representations and Warranties. The representations and warranties of the Company contained (i) in Sections 4.05(a)-(b), Section 4.11(a), Section 4.12(e) and Section 4.20(e) shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be so true and correct only as of such time), except, in the case of Sections 4.05(a)-(b), where the failure of such representations and warranties to be so true and correct are de minimis, (ii) in Section 4.01, Section 4.02, Sections 4.04(i)-(ii), Section 4.05 (other than Sections 4.05(a)-(b)), the first two sentences of Section 4.06(a), Section 4.06(b), Section 4.23 and Section 4.24 shall be true and correct in all material respects (disregarding all materiality and Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time), and (iii) in Article 4 (other than those identified in subclauses (i) and (ii) of this Section 9.02(b)) shall be true and correct (disregarding all materiality and Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties to be so true and correct (disregarding all materiality and Material Adverse Effect qualifications contained therein) have not had, individually or in the aggregate, a Material Adverse Effect;

(c) Target LTM Adjusted EBITDA. The LTM Adjusted EBITDA shall have met or exceeded the Target LTM Adjusted EBITDA;

(d) Officer’s Certificate. Parent shall have received a certificate signed by an authorized executive officer of the Company certifying to the satisfaction of the conditions set forth in Section 9.02(a), Section 9.02(b) and Section 9.02(c) to the foregoing effect;

(e) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, effect, development or circumstance that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(f) Litigation. There shall not be any Proceeding before any Governmental Authority pending or threatened in writing by such Governmental Authority against the Company, Parent or Merger Subsidiary or any of their respective officers or directors, that could reasonably be expected to materially adversely affect the ability of Parent to consummate the transactions contemplated by this Agreement or that seeks to enjoin any of the transactions contemplated by this Agreement; and

(g) Financial Statements. (i) The Company shall not have published or become obligated to publish a press release or file or become obligated to file a report with the SEC to the effect that the Company’s prior financial statements or reports filed with the SEC may no longer be relied upon or announced that the audit committee of the Company’s Board of Directors is conducting an investigation with respect to accounting matters, or (ii) the Company shall have failed to file its Form 10-K with the SEC for the fiscal year ended June 30, 2013, on or prior to the due date thereof, including any extension pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, including an unqualified opinion from Ernst & Young LLP on the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013.

(h) Debarment. The Company or any of its Subsidiaries shall not have been debarred from any contracting with any Governmental Authority of the federal government of the United States of America.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by Applicable Law) of the following further conditions:

(a) Performance of Obligations of Parent and Merger Subsidiary. Each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b) Representations and Warranties. The representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto shall be true and correct both when made and at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to materiality contained in such representations and warranties), would not, individually or in the aggregate, impair, prevent or delay in any material respect the ability of each of Parent and Merger Subsidiary to perform its obligations under this Agreement; and

(c) Officer’s Certificate. The Company shall have received a certificate signed by an authorized executive officer of Parent certifying to the satisfaction of the conditions set forth in Section 9.03(a) and Section 9.03(b).

Section 9.04. Frustration of Closing Conditions. Neither the Company nor Parent may rely, as a basis for not consummating the Merger or the other transactions contemplated by this Agreement on the failure of any condition set forth in Section 9.01, Section 9.02 or Section 9.03, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Company’s stockholders or Parent as the sole stockholder of Merger Sub):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before February 25, 2014 (the “Outside Date”); provided, however, that upon the written agreement of Parent and the Company, the Outside Date may be extended (and in the case of such extension, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the Outside Date, as extended); provided, further, however, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) will not be available to any party whose material breach of any provision of this Agreement has been the primary cause of failure of the Effective Time to occur by the Outside Date; provided, however, that Parent’s failure to close due to the unavailability of the Financing (or, if applicable, any alternative financing) will not in any way limit its termination right pursuant to this Section 10.01(b)(i), except to the extent such unavailability was caused or resulted from the breach by Parent of Sections 7.04, 7.05 or 7.06;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) permanently enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) will not be available to any party hereto unless such party has used such reasonable best efforts as may be required by Section 8.01 and Section 8.02 to contest, appeal and remove such injunction; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) will not be available to any party whose material breach of any provision of this Agreement has been the principal cause of, or resulted directly in, such action; or

(iii) there shall not have occurred an Adverse Company Recommendation Change, the Company Stockholder Meeting shall have been held and completed and the Company Stockholder Approval shall not have been obtained;

(c) by Parent:

(i) (A) at any time prior to receipt of the Company Stockholder Approval, if an Adverse Company Recommendation Change shall have occurred, (B) at any time prior to receipt of the Company Stockholder Approval, if the Company shall have breached its obligations under Section 6.03 in any material respect, or (C) if any event in Section 9.02(g) shall have occurred;

(ii) if there shall have been a breach by the Company of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, which breach would, individually or in the aggregate, result in, the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) and cannot be cured by the Outside Date, or, if curable, is not cured within 30 days following receipt of notice thereof to the Company or, by its nature, cannot be cured within such period; provided, however, that, at the time of delivery of such notice, Parent or Merger Subsidiary shall not be in material breach of its or their obligations under this Agreement; or

(d) by the Company:

(i) in accordance with Section 6.03(d) upon the approval by the Board of Directors to enter into a Superior Proposal and to substantially concurrently therewith enter into a definitive agreement with respect to such Superior Proposal; provided, that the Company shall not be in breach of with Section 6.03 and shall have paid or shall concurrently with such termination pay to Parent the Company Termination Fee under Section 11.04(b)(i)(B);

(ii) if there shall have been a breach by Parent or Merger Subsidiary of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent or Merger Subsidiary, which breach would, individually or in the aggregate, result in, the failure of a condition set forth in Section 9.03(a) or Section 9.03(b) and cannot be cured by the Outside Date, or, if curable, is not cured within 30 days following receipt of notice thereof to Parent or, by its nature, cannot be cured within such period; provided, however, that, at the time of delivery of such notice, the Company shall not be in material breach of its obligations under this Agreement;

(iii) if (A) the conditions set forth in Section 9.01 and Section 9.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing or those that have not been satisfied due to the failure of Parent or Merger Subsidiary to have performed their respective obligations under this Agreement) have been satisfied, (B) Parent and Merger Subsidiary fail to consummate the transactions contemplated by this Agreement within two Business Days of the date on which the Closing should have occurred pursuant to Section 2.01(b), and (C) the Company is ready and willing to consummate the Merger and has confirmed such fact by written notice to Parent which has not been withdrawn, indicating that all conditions set forth in Section 9.01 and Section 9.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing); provided, however, that, at the time of such termination, the Company shall not be in material breach of its obligations under this Agreement; provided, further, however, that if any portion of the Debt Financing becomes unavailable as described in the second sentence of Section 7.06 and Parent and Merger Subsidiary have informed the Company that they are using their reasonable best efforts to promptly arrange and obtain alternative financing in replacement thereof in accordance with Section 7.06, the Company will not be permitted to terminate this Agreement pursuant to this Section 10.01(d)(iii) until the earlier of the Outside Date and the date on which Parent and Merger Subsidiary cease to comply with their obligations under Section 7.06; or

(iv) there shall have occurred an Adverse Company Recommendation Change, the Company Stockholder Meeting shall have been held and completed and the Company Stockholder Approval shall not have been obtained.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) will give notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 10.02. Effect of Termination. Any termination of this Agreement under, and in accordance with, this Article 10 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in this Article 10, this Agreement will be void and of no further force or effect except for this Section 10.02, Section 6.04(c), Section 11.01, Section 11.04, Section 11.06, Section 11.07, Section 11.08, Section 11.09 and Section 11.11, each of which will survive the termination of this Agreement; provided, however, that nothing herein will relieve any party from liability for any fraud or willful and material breach (except as otherwise provided in, and subject to the limitations of, Section 11.04(b)) of any representation, warranty, covenant or other agreement contained in this Agreement. For purposes hereof, “willful and material breach” means a material breach by a party of the applicable provision of this Agreement as a result of an action or failure to act by such Person that it knew would result in a breach of this Agreement.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder will be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and will be given as follows:

if to Parent or Merger Subsidiary, to:

Wasserstein Cosmos Co-Invest, L.P.

c/o Wasserstein & Co., LP

1301 Avenue of the Americas, 41st Floor

New York, NY 10019

Attention: Anup Bagaria

Facsimile No.: (212) 702-5635

E-mail: ab@wasserco.com

with a copy to:

Jones Day

222 East 41st Street

New York, NY 10017

Attention: Robert A. Profusek and Andrew M. Levine

Facsimile No.: (212) 755-7306

E-mail: raprofusek@jonesday.com; amlevine@jonesday.com

if to the Company, to:

Globecomm Systems Inc.

45 Oser Avenue

Hauppauge, NY 11788

Attention: Julia Hanft

Facsimile No.: (631) 231-1557

E-mail: jhanft@globecomm.com

with a copy to:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

Attention: Richard H. Gilden

Facsimile No.: (212) 715-8085

E-mail: rgilden@kramerlevin.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Survival. None of the representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for those covenants and agreements set forth herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 11.03. Amendments and Waivers . (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that after the Company Stockholder Approval has been obtained there may be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained; provided, further, however, that notwithstanding anything to the contrary set forth herein, this Section 11.03(a), Section 11.04(b)(ii) (but only the third paragraph therein), Section 11.06(a), Section 11.07, Section 11.08, Section 11.09 and Sections 11.13(b)-(c) (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions of such Sections) may not be amended, modified, waived or terminated in a manner that is adverse to any source of Debt Financing without the prior written consent of the sources of Debt Financing.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses; Termination Fees. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement will be paid by the party incurring such cost or expense.

(b) Termination Fees.

(i) Company Termination Fee. The Company agrees to pay a fee (the “Company Termination Fee”) to Parent in the amount of:

(A) $10,200,000, if Parent terminates this Agreement pursuant to Section 10.01(c)(i);

(B) $10,200,000, if the Company terminates this Agreement pursuant to Section 10.01(d)(i) or (iv);

(C) $10,200,000, if (x) the Company or Parent terminates this Agreement pursuant to (A) Section 10.01(b)(i) (but solely if the Company Stockholder Approval has not been obtained prior to such termination) or (B) Section 10.01(b)(iii) and (y) (A) prior to such termination (in the case of termination pursuant to Section 10.01(b)(i)) or the Company Stockholder Meeting (in the case of termination pursuant to Section 10.01(b)(iii)), a Company Acquisition Proposal has been publicly disclosed and not withdrawn and (B) within 12 months following the date of such termination, the Company enters into a definitive agreement providing for a Company Acquisition Proposal or a Company Acquisition Proposal is consummated (provided, however, that for purposes of this clause (ii), each reference to “15%” in the definition of Company Acquisition Proposal will be deemed to be a reference to “50%”); or

(D) $3,400,000 (reflecting a reasonable estimate of Parent’s and Merger Sub’s out-of-pocket fees and expenses (including fees and expenses of third party advisors to Parent and Merger Sub), overhead costs and charges and lost opportunity costs expected to be incurred by Parent and Merger Subsidiary after the date of this Agreement and prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement), if this Agreement is terminated by either Parent or the Company pursuant to Section 10.01(b)(iii); provided, however, that no Company Termination Fee will be payable by the Company pursuant to this Section 11.04(b)(i)(D) if at the time of such termination the Company would have been entitled to terminate this Agreement pursuant to Section 10.01(d)(ii).

Notwithstanding anything to the contrary in this Agreement, if the Company pays the Company Termination Fee, then the termination of this Agreement in the manner set forth in Sections 11.04(b)(i)(A), (B), (C) or (D) above and Parent’s receipt of the Company Termination

Fee pursuant to this Section 11.04(b)(i) and in accordance with (and subject to) Section 11.04(c) will be the sole and exclusive remedy of Parent and Merger Subsidiary against the Company and its Related Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated, and upon such receipt by Parent of the Company Termination Fee, neither the Company nor any of its Related Parties will have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except, in the event of a payment of the Company Termination Fee pursuant to Section 11.04(b)(i)(D), to the extent that a Company Termination Fee subsequently becomes payable under Section 11.04(b)(i)(C) (in which case the original Company Termination Fee that was paid pursuant to Section 11.04(b)(i)(D) will be credited against the subsequent Company Termination Fee payable under Section 11.04(b)(i)(C) when ultimately paid).

(ii) Parent Termination Fee. Parent agrees to pay a fee (the “Parent Termination Fee”) to the Company in the amount of $15,600,000 if (A) the Company terminates this Agreement pursuant to Section 10.01(d)(iii) or (B) Parent terminates this Agreement pursuant to Section 10.01(b)(i) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 10.01(d)(iii).

Without limiting the foregoing, in the event that this Agreement is terminated by either Parent or the Company pursuant to Section 10.01(b)(i) and, at such time, all of the conditions set forth in Section 9.01 and Section 9.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, other than the condition set forth in Section 9.01(e) (except to the extent that a breach of any provision of this Agreement by the Company was the principal cause of the failure of the condition in Section 9.01(e) to be satisfied), Parent will pay or cause to be paid to the Company, by wire transfer of immediately available funds no later than three Business Days following such termination, an amount equal to the Parent Reimbursement Amount (such payment, the “Expense Repayment”); provided, however, that no such Expense Repayment will be payable by Parent if, prior to such termination pursuant to Section 10.01(b)(i), Parent provides written notice to the Company that it is willing to extend the Outside Date to a date not later than May 27, 2014 and continue to comply with its obligations under Section 8.10 in order to cause the condition set forth in Section 9.01(e) to become satisfied prior to such extended Outside Date and the Company does not agree in writing to such extension.

Notwithstanding anything to the contrary in this Agreement, except for an order of specific performance as and only to the extent expressly permitted by Section 11.13 prior to the termination of this Agreement pursuant to its terms, (i) the Company’s receipt of the Parent Termination Fee pursuant to this Section 11.04(b)(ii), (ii) the Company’s receipt of the Expense Repayment pursuant to this Section 11.04(b)(ii), (iii) any reimbursement and expense obligations of Parent pursuant to Section 11.04(d), and (iv) the rights and remedies of the Company available under the Equity Commitment Letter and the Guaranty will be the sole and exclusive remedies of the Company against Parent, Merger Subsidiary, the Guarantor, any Non-Recourse Party (as defined in the Guaranty) or any source of any Debt Financing (and any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents) for any loss or damage suffered as a result of the failure of the Merger to be consummated, any breach of any covenant or agreement in this Agreement (whether willfully, intentionally, unintentionally or otherwise) or the failure of the transactions contemplated by this Agreement to be consummated, and upon receipt by the Company of the Parent Termination Fee or the Expense Repayment, as applicable, none of Parent, Merger Subsidiary, the Guarantor, any Non-Recourse Party or any source of Debt Financing, or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents, will have any further liability or obligation relating to or arising out of this Agreement, the Financing or the transactions contemplated by this Agreement or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity in contract, in tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any law or otherwise. Notwithstanding any other provision hereof, in no event will Parent or the Guarantor be subject to monetary damages in excess of the Parent Termination Fee in the aggregate. For the avoidance of doubt, none of the Non-Recourse Parties (except to the extent expressly set forth in the Guaranty or the Equity Financing Commitment) or the sources of Debt Financing (or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents) will have any liability to any Person, including the Company and its Subsidiaries, based on, relating to or arising out of this Agreement, the Financing or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith under any theory whatsoever.

(c) Payment of Termination Fees. The payment of the Company Termination Fee or the Parent Termination Fee (or the Expense Repayment described in the second paragraph of Section 11.04(b)(ii)), as applicable, will be made by wire transfer of immediately available funds by the Company or Parent, as applicable, (a) within three Business Days following the termination of this Agreement in the case of a termination in which amounts are payable pursuant to Section 11.04(b)(i)(A), Section 11.04(b)(i)(D) or Section 11.04(b)(ii), (b) prior to or concurrently with such termination, in the case of a termination in which amounts are payable pursuant to Section 11.04(b)(i)(B) (and any such purported termination will be void and of no force and effect unless and until the Company makes such payment), and (c) the earlier of the date on which the Company enters into a definitive agreement providing for a Company Acquisition Proposal or the date on which a Company Acquisition Proposal is consummated, in the case of a termination in which amounts are payable pursuant to Section 11.04(b)(i)(C). For the avoidance of doubt, subject to the last sentence of Section 11.04(b)(i) any payment to be made by any party under Section 11.04(b) will be payable only once to such other party with respect to Section 11.04(b) and not in duplication even though such payment may be payable under one or more provisions hereof or on more occasion pursuant to the same subsection of this Section 11.04.

(d) Other Costs and Expenses. The parties hereto acknowledge that the agreements contained in Section 6.05 and this Section 11.04 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner the amounts due pursuant to this Section 11.04, and, in order to obtain such payment, Parent or the Company makes a claim that results in a judgment against the Company or Parent for the amounts set forth in this Section 11.04, the Company or Parent, as applicable, will pay to Parent or the Company, respectively, the reasonable costs and expenses of Parent or the

Company, as applicable (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 11.04 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(e) Other Remedies. Notwithstanding anything else to the contrary in this Agreement, but subject to the limitations on remedies set forth in Section 11.13, each party agrees that, prior to the termination of this Agreement or the Effective Time, as applicable, the granting of a decree or order of specific performance or other equitable relief will be its sole and exclusive remedy with respect to breaches by the other parties to this Agreement and that it may not seek monetary damages prior to the termination of this Agreement or the Effective Time, as applicable, that may be available for breach under this Agreement or otherwise in connection with this Agreement or the transactions contemplated hereby.

Section 11.05. Disclosure Schedule and SEC Document References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent on its face. The inclusion of any information in the Company Disclosure Schedule or in any Company SEC Document, as applicable, will not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, would be reasonably likely to have a Material Adverse Effect or is outside the ordinary course of business.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and assigns. Except (i) as provided in Section 7.02 with respect to Indemnified Persons, (ii) Section 11.03(a), Section 11.04(b)(ii) (but only the third paragraph therein), Section 11.06(a), Section 11.07, Section 11.08, Section 11.09 and Sections 11.13(b)-(c), with respect to the sources of Debt Financing, (iii) Section 11.04(b)(ii) (but only the third paragraph therein) with respect to Non-Recourse Parties and the Guarantor, and (iv) following the Effective Time, the right of the Company’s former stockholders to receive the Merger Consideration pursuant to Article 2 hereof, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer, assign or delegate its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided, however, that such transfer, assignment or delegation will not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any assignment or delegation in violation of the foregoing will be null and void.

Section 11.07. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws rules of such state.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the financing commitments or the performance thereof (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) will be brought in the Delaware Chancery Court or, if such court does not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party agrees that service of process on such party as provided in Section 11.01 will be deemed effective service of process on such party. Notwithstanding anything herein to the contrary, the Company agrees, and agrees to cause its Affiliates to agree, (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, involving a source of Debt Financing in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby will be brought exclusively in any New York State court or Federal court of the United States of America sitting in New York County, (ii) to submit for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) not to bring or permit any of its Affiliates or representatives to bring or support anyone else in bringing any such action in any other court, (iv) that service of process, summons, notice or document by registered mail addressed to it at the address of the Company provided in Section 11.01 hereof will be effective service of process against it for any such action brought in any such court, (v) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (vi) that a final judgment in any such action will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (vii) that any such action will be governed by, and construed in accordance with, the laws of the State of New York, and (viii) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 11.09.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE FINANCING COMMITMENTS OR THE PERFORMANCE THEREOF.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement will become effective when each party hereto has received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 11.11. Entire Agreement. This Agreement, the Confidentiality Agreement and the Guaranty constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance.

(a) Subject to Sections 11.04 and 11.13(b)-(d), the parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to Sections 11.04 and 11.13(b)-(d), the parties acknowledge and agree that the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Notwithstanding Section 11.13(a), the parties hereby further acknowledge and agree that prior to the earlier to occur of the Closing and the termination of this Agreement by the Company in accordance with its terms, the Company will be entitled to seek specific performance to cause Parent and/or Merger Subsidiary to draw down the full proceeds of the Equity Financing and to cause Parent or Merger Subsidiary to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 2.01, on the terms and subject to the conditions in this Agreement, if, but only if, each of the following conditions has been satisfied: (A) all conditions in Sections 9.01 and 9.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (B) Parent and Merger Subsidiary fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.01(b), (C) the Debt Financing (or, if alternative Debt

Financing is being used in accordance with Section 7.06, pursuant to the alternative Debt Financing Commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (D) the Company has confirmed in an irrevocable written notice delivered to Parent that if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Closing will occur. Notwithstanding anything herein to the contrary, but subject to the last sentence of Section 11.04(b)(ii), it is hereby acknowledged and agreed that the Company will be entitled to seek specific performance to cause Parent and Merger Subsidiary to enforce the terms of the Debt Financing Commitment, including by demanding that Parent and/or Merger Subsidiary file one or more lawsuits against the sources of Debt Financing to fully enforce such sources’ obligations thereunder and Parent’s and Merger Subsidiary’s rights thereunder, only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 9.01 and Section 9.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, and Parent and Merger Subsidiary fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.01(b) and (ii) all of the conditions to the consummation of the financing provided by the Debt Financing Commitment (or, if alternative Debt Financing is being used in accordance with Section 7.06, pursuant to the alternative Debt Financing Commitments with respect thereto) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing); provided, however, that nothing herein will be deemed to permit the Company to seek specific performance directly against the sources of Debt Financing under any theory whatsoever.

(c) Except to the extent otherwise set forth in the Equity Financing Commitment or the Guaranty, and without limiting any other provision in this Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the parties hereto.

(d) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

GLOBECOMM SYSTEMS INC.

By:	/s/ David E. Hershberg
	Name:	David E. Hershberg
	Title:	Chairman & CEO

WASSERSTEIN COSMOS CO-INVEST, L.P.

By:	/s/ Anup Bagaria
	Name:	Anup Bagaria
	Title:	Authorized Signatory

COSMOS ACQUISITION CORP.

By:	/s/ Anup Bagaria
	Name:	Anup Bagaria
	Title:	President

Signature Page to Agreement and Plan of Merger